Exhibit 99.1

Royal Standard Shareholders IT’S TIME FOR A NEW BEGINNING Vote Your BLUE Proxy Today

ROYAL STANDARD MINERALS INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

AND

MANAGEMENT INFORMATION CIRCULAR

January 11, 2012 at 10:00 a.m.

Heenan Blaikie LLP

Bay Adelaide Centre

333 Bay Street, Suite 2900

Toronto, Ontario

LETTER TO SHAREHOLDERS OF ROYAL STANDARD MINERALS INC.

December 13, 2011

Dear Shareholders,

While my time with Royal Standard has been relatively brief, I have come to appreciate the potential of our company and share with you the passion that makes this company and the people behind it a great opportunity not only for the future but for the present.  In the past year, several important corporate and operational developments have taken place that, collectively, will help advance our company toward the production of gold.  Through change and challenge here at Royal Standard, we have discovered great opportunities for the future.

Our Past, New Leadership and a New Vision

Royal Standard stands at a critical juncture in our development.  Over the preceding 15 years of our history, Royal Standard acquired some promising gold exploration projects throughout Nevada, but little was done to advance those projects to production.  We believe former management’s inefficient allocation of personnel and financial resources contributed to little real development.  Royal Standard requires diligent stewardship to acquire the necessary expertise and organization that has vaulted many other exploration companies into the ranks of producing companies.  The apparent inability of former management to attract and retain high caliber personnel hampered Royal Standard’s development and put us at a distinct disadvantage to our peers in the mining industry.  Today, we continue to actively seek-out and recruit individuals with experience in mining operations to assist us in the development of the Goldwedge mine.

In November, I joined the board of directors of Royal Standard and found that my fellow independent directors shared the view that the company represented a potentially significant opportunity if only its actual value could be unlocked for shareholders.  It was clear to me and to these directors that it was time for the company to accelerate our development and enhance our technical and operational team.  In December, with the departure of Royal Standard’s former Chief Executive Officer, I assumed the post of Interim President and CEO, to lead us in the next phase of our development, while the board conducts an international search for a permanent, fully-qualified chief executive officer.

Taking Royal Standard to this next level will also require sound financial management.  As such, we were pleased to add Ike Makrimichalos to the team in August as our Chief Financial Officer.  Ike brings with him 27 years of experience with Deloitte and Touche.  In addition to acting as the financial guardian of the company, Ike is charged with keeping the board and senior management well informed as to our overall financial condition.

With new challenges and opportunities comes a need for an enhanced board of directors and we are pleased to add individuals to the board who bring a diversity of relevant experience to Royal Standard.  John Fitzgerald, currently Director of Mining at AuRico Gold, brings 20 years of mining experience to our board, including positions with Rio Tinto and Barrick Gold; Ken

Strobbe, formerly of Barrick Gold Ltd., where his last position was as a Manager, Underground Projects, Capital Projects Group; and, Riyaz Lalani, currently COO of Kingsdale Shareholder Services, Canada’s largest and most active integrated shareholder services and corporate governance advisory firm.  We are also fortunate that incumbent directors James B. Clancy (Chair of the Audit Committee) and Paul G. Smith have agreed to stand for re-election as directors; their service in the past months has ensured that Royal Standard is firmly on track to unlock value for shareholders.  Mr. Smith has also agreed to serve as Chairman of the reconstituted board and the board looks forward to his leadership going forward.

Enhanced Corporate Governance

A key focus of our board of directors will be an emphasis on sound corporate governance practices that are appropriate for a firm of our size and maturity.  The previous structure and makeup of the board and the unwillingness of the former Chairman and CEO to actively inform and consult with the board contributed to the slow development of our company.  The presence of the former Chairman and CEO’s daughter on the board and as a member of key board committees, was inconsistent with accepted corporate governance best practices.

The shareholders of Royal Standard deserve a board that is comprised of a majority of independent directors.  Indeed, with the election of the proposed new directors, the entire board and our key board committees will consist of independent members.

Strengthened Financial Backing

Royal Standard has been fortunate to receive substantial debt financing from Waterton Global Value, L.P. enabling the company to jumpstart our development program and bring the Goldwedge mine to near term production status.  Over and above their financial commitment, Waterton has also contributed substantial technical and operational resources to Royal Standard and we appreciate their considerable support.

The Year Ahead

As people of action, the current independent directors and I believe that Royal Standard’s top development priority is the completion of the development of the Goldwedge mine and to initiate gold production in the first quarter of 2012.  As such, we have initiated the following important steps to take us into the new year:

•                  An underground definition drilling program that will be expanded and accelerated to support near term production requirements.

•                  Underground rehabilitation, development of the ventilation raise and second egress and level development to prepare for near term production.  This program will be expanded and accelerated with the intent of developing a significant ore stockpile and having production stopes developed prior to the plant start-up.

•                  Refurbishing the existing, permitted, processing plant.  This process is ramping up now and is expected to move into testing and commissioning in Q1 2012.

Our goal is to be producing gold in the first quarter of 2012.  In addition to milling production from the Goldwedge mine, we intend to utilize excess capacity at the Goldwedge facility to toll mill ores from third-party mining projects.  We plan to evaluate fully our portfolio of exploration properties and identify which of our projects have the best exploration and development potential.  With our projects properly prioritized, we can design exploration programs that have the potential to yield significant results and identify new development opportunities for the company.

It has been a year of change and challenge, but I believe the best is yet to come.  The road ahead will be traveled with greater success with our new team.  I look forward to helping to deliver to you the value you have so patiently waited for.

Yours truly,

Philip Gross

Interim President and CEO

This document contains forward-looking statements, including about current expectations on the timing of project development.  These forward-looking statements entail various risks and uncertainties that could cause actual results to differ materially from those reflected in these forward-looking statements.  Such statements are based on current expectations, are subject to a number of uncertainties and risks, and actual results may differ materially from those contained in such statements. These uncertainties and risks include, but are not limited to, the strength of the Canadian and US economy; the price of gold; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; the degree to which factors which would make a mineral deposit commercially viable are present; the risks and hazards associated with underground operations. Risks and uncertainties about Royal Standard’s business are more fully discussed in the company’s disclosure materials filed with the securities regulatory authorities in Canada and available at www.sedar.com. You are urged to read these materials.  Royal Standard assumes no obligation to update any forward-looking statement or to update the reasons why actual results could differ from such statements unless required by law.

ROYAL STANDARD MINERALS INC.

Notice of Annual and Special Meeting of Shareholders

NOTICE IS HEREBY GIVEN THAT an annual and special meeting (the “Meeting”) of the shareholders of Royal Standard Minerals Inc. (the “Corporation”) will be held in the British Columbia/Alberta Boardrooms of the offices of Heenan Blaikie LLP, Bay Adelaide Centre, 333 Bay Street, Suite 2900, Toronto, Ontario on Wednesday, January 11, 2012 at 10:00 a.m. (Toronto time) for the following purposes:

1.                                       to receive the audited consolidated financial statements of the Corporation for the financial year ended January 31, 2011, together with the report of the auditors thereon;

2.                                       to elect the directors for the forthcoming year;

3.                                       to reappoint the auditors and authorize the directors to fix their remuneration;

4.                                       to approve the Corporation’s amended and restated stock option plan which amends the stock option plan from a “rolling” maximum to a fixed number plan, as more particularly described in the accompanying management information circular (the “Circular”);

5.                                       to approve the adoption of a shareholder rights plan of the Corporation, as more particularly described in the Circular;

6.                                       to confirm By-Law No. 2, being a general by-law amending and restating the previous by-law of the Corporation, as more particularly described in the Circular; and

7.                                       to transact such further or other business as may properly come before the Meeting or any adjournment thereof.

The details of the matters proposed to be put before the Meeting are set forth in the Circular accompanying this Notice, which is supplemental to and expressly made a part of this Notice.  Shareholders of record as of the close of business on December 12, 2011 (the record date) will be entitled to vote at the Meeting and at any adjournment or adjournments thereof.

DATED at Toronto, Ontario, December 13, 2011.

BY ORDER OF THE BOARD

“Philip Gross”
Interim President and
Chief Executive Officer

Notes:

1.                                      A Circular, and BLUE form of proxy accompany this Notice of Meeting.  Your vote is important to us.  If you are a registered shareholder and are unable to be present at the meeting, please specify on the accompanying BLUE form of proxy the manner in which the shares represented thereby are to be voted, and sign, date and return same in accordance with the instructions set out in the BLUE form of proxy and Circular.

2.                                      If you are a beneficial shareholder and receive these materials through your broker or another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or intermediary.

TABLE OF CONTENTS

GENERAL PROXY INFORMATION		1
Solicitation of Proxies		1
Q&A on Proxy Voting		1
VOTING SHARES AND PRINCIPAL SHAREHOLDERS		6
BUSINESS OF THE MEETING		6
A.	Financial Statements	6
B.	Election of Directors	6
C.	Appointment of Auditors	9
D.	Amendment to Stock Option Plan	10
E.	Shareholder Rights Plan	11
F.	Confirmation of General By-Law No. 2	15
EXECUTIVE COMPENSATION		16
Compensation Discussion and Analysis		16
Compensation of Executive Officers		18
Compensation of Directors		20
Directors and Officer’s Liability Insurance		21
SECURITIES AUTHORIZED FOR ISSUANCE UNDER THE EQUITY COMPENSATION PLAN		21
Equity Compensation Plan Information		21
CORPORATE GOVERNANCE AND OTHER MATTERS		23
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS		28
INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS		28
SHAREHOLDER PROPOSALS		29
ADDITIONAL INFORMATION		29
APPROVAL		29

Schedule A	-	Change of Auditors Reporting Package

Schedule B	-	Amended and Restated Stock Option Plan

Schedule C	-	By-Law No. 2

Schedule D	-	Audit Committee Charter

ROYAL STANDARD MINERALS INC.

MANAGEMENT INFORMATION CIRCULAR

GENERAL PROXY INFORMATION

Solicitation of Proxies

This management information circular (the “Circular”) is furnished in connection with the solicitation of proxies by or on behalf of management of Royal Standard Minerals Inc. (the “Corporation”) for use at the annual and special meeting of shareholders of the Corporation (the “Meeting”) to be held on Wednesday, January 11, 2012 at 10:00 a.m. (Toronto time), or any adjournment or adjournments thereof, in the British Columbia/Alberta Boardrooms of the offices of Heenan Blaikie LLP, Bay Adelaide Centre, 333 Bay Street, Suite 2900, Toronto, Ontario for the purposes set out in the accompanying notice of meeting (the “Notice of Meeting”).

The solicitation of proxies will be made primarily by mail, but proxies may also be solicited personally, by telephone or other telecommunication by the directors, officers and certain employees of the Corporation at nominal cost.  The Corporation has also retained Kingsdale Shareholder Services Inc. (“Kingsdale”) to provide the following services in connection with the Meeting:  review and analysis of the Circular; recommending corporate governance best practices where applicable; liaising with proxy advisory firms; developing and implementing shareholder communication and engagement strategies; advice with respect to meeting and proxy protocol; reporting and reviewing the tabulation of shareholder proxies; and the solicitation of shareholder proxies including contacting shareholders by telephone.  Banks, brokers, custodians, nominees and fiduciaries will be requested to forward the proxy soliciting materials to beneficial owners, and the Corporation will reimburse such persons for reasonable out-of-pocket expenses incurred by them in this connection.  The expenses of soliciting proxies, including the cost of preparing, assembling and mailing this proxy material to shareholders, will be borne by the Corporation.

All information in this Circular is given as of the date hereof, unless otherwise indicated.

In this Circular, unless otherwise specified, all dollar amounts are expressed in U.S. dollars.

Q&A on Proxy Voting

Q:                                  What am I voting on?

A:                                   Shareholders are voting on: (i) the election of directors to the board of directors of the Corporation (the “Board”); (ii) the appointment of auditors for the Corporation and the authorization of the directors of the Corporation to fix the auditors’ remuneration; (iii) the approval of the amended and restated stock option plan of the Corporation (the “Amended and Restated Stock Option Plan”); (iv) the approval of the adoption of a shareholder rights plan of the Corporation (the “Rights Plan”); and (v) the confirmation of new general By-law No. 2 of the Corporation.

Q:                                  Who is entitled to vote?

A:                                   Shareholders as of the close of business on December 12, 2011 (the “Record Date”) are entitled to vote. Each outstanding common share in the capital of the Corporation (the “Common Shares” or “Shares”) is entitled to one vote on those items of business identified in the Notice of Meeting.

If you have any questions and/or need assistance in depositing your shares, please call

Kingsdale Shareholder Services Inc. at 1-888-518-1554 or email contactus@kingsdaleshareholder.com

YOUR VOTE IS IMPORTANT — VOTE YOUR BLUE PROXY TODAY

Q:                                  How do I vote?

A:                                  If you are a registered or Canadian non-objecting beneficial shareholder, you can vote your Shares by mail, fax or online.

•                       Mail — Complete, sign and date your BLUE proxy form or voting instruction form and return it in the envelope provided or mail to Equity Financial Trust Company, 200 University Avenue, Suite 400, Toronto, Ontario, M5H 4H1, Attention:  Proxy Department.

•                       Fax — Complete, sign and date your BLUE proxy form or voting instruction form and send it by fax to 416-595-9593, Attention:  Proxy Department.

•                       Online — Visit www.voteproxyonline.com and enter your control number found on your BLUE proxy or voting instruction form.

Registered Shareholders can also vote in person at the Meeting.

If your Shares are held in the name of a nominee and you are not a Canadian Non-Objecting Beneficial Shareholder, your nominee is required to seek your instructions as to how to vote your Shares.  You will have received the Circular in a mailing from your nominee, together with a proxy form or request for voting instructions.  Each nominee has its own signing and return instructions, which you should follow carefully to ensure your Shares will be voted, please refer to the answer to the question “If my Shares are not registered in my name but are held in the name of a nominee (a bank, trust company, securities broker, trustee or other), how do I vote my Shares?”

Q:                                  What if I plan to attend the Meeting and vote in person?

A:                                   If you are a registered shareholder and plan to attend the Meeting and wish to vote your Shares in person at the Meeting, do not complete or return the BLUE form of proxy.  Your vote will be taken and counted at the Meeting.  Please register with the Corporation’s transfer agent, Equity Financial Trust Company, upon arrival at the Meeting.  If your Shares are held in the name of a nominee and you wish to attend the Meeting, refer to the answer to the question “If my Shares are not registered in my name but are held in the name of a nominee (a bank, trust company, securities broker, trustee or other), how do I vote my Shares?” for voting instructions.

Q:                                  Who is soliciting my BLUE proxy?

A:                                   The enclosed BLUE form of proxy is being solicited by or on behalf of management of the Corporation and the associated costs will be borne by the Corporation.  The solicitation will be made primarily by mail but may also be made personally, by telephone or other telecommunication by the directors, officers and certain employees of the Corporation.  In addition, the Corporation has engaged Kingsdale Shareholder Services Inc. to act as the proxy solicitation agent with respect to the matters to be considered at the Meeting.

Q:                                  What happens if I sign the BLUE form of proxy enclosed with this Circular?

A:                                   Signing the enclosed BLUE form of proxy gives authority to Philip Gross, the Interim President and Chief Executive Officer of the Corporation, or failing him, George Duguay, the Corporate Secretary of the Corporation, respectively, or to another person you have appointed, to vote your Shares at the Meeting.

Q:                                  Can I appoint someone other than these representatives to vote my Shares?

A:                                   Yes.  Write the name of this person, who need not be a shareholder of the Corporation, in the blank space provided in the BLUE form of proxy and return the proxy to the Corporation’s transfer agent.  It is important to ensure that any other person you appoint is attending the Meeting and is aware that he or she has been appointed to vote your Shares.  Proxyholders should, upon arrival at the Meeting, present themselves to a representative of Equity Financial Trust Company.

Q:                                  What do I do with my completed BLUE proxy?

A:                                   Return it to Equity Financial Trust Company in the envelope provided, at: Equity Financial Trust Company, 200 University Avenue, Suite 400, Toronto, Ontario, Canada, M5H 4H1, Attention: Proxy Department, or by fax to 416-595-9593, so that it is received at least 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Ontario) prior to the commencement of the Meeting or any adjournment or adjournments thereof, in default of which they may be treated as invalid.

Q:                                  If I change my mind, can I take back my proxy once I have given it?

A:                                   Yes.  A registered shareholder who executes and returns a proxy has the power to revoke it (to the extent that it has not been exercised) by depositing a written statement to that effect executed by the shareholder or his, her or its attorney duly authorized in writing or by electronic signature or by transmitting, by telephonic or electronic means, a revocation that is signed by electronic signature, or, if the shareholder is a corporation, by written instrument executed (under corporate seal if so required by the rules and laws governing the corporation) by a duly authorized signatory of such corporation:

(i)            with the Chairman of the Meeting on the day of the Meeting or any adjournment or adjournments thereof.  If such written instrument is deposited with the Chairman of the Meeting on the day of the Meeting or any adjournment or adjournments thereof, such instrument will not be effective with respect to any matter on which a vote has already been cast pursuant to such proxy;

(ii)           with the Corporation’s registrar and transfer agent, Equity Financial Trust Company, by mail or by hand delivery at 200 University Avenue, Suite 400, Toronto, Ontario, Canada, M5H 4H1 or by fax to 416-595-9593, Attention: Proxy Department, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment or adjournments thereof; or

(iii)          in any other manner permitted by law.

A registered shareholder who has revoked a proxy may submit another form of proxy bearing a later date and duly depositing the same as described above in the answer to the question “What do I do with my completed proxy?”.

A non-registered holder may revoke a voting instruction or a waiver of the right to receive the meeting materials or a waiver of the right to vote given to an intermediary at any time by written notice to the intermediary, except that an intermediary is not required to act on any such revocation that is not received by the intermediary well in advance of the Meeting.

Q:                                  How will my Shares be voted if I give my proxy?

A:                                   On the form of proxy, you can indicate how you want your proxyholder to vote your Shares, or you can let your proxyholder decide for you.  If you have specified on the form of proxy how you want your Shares to be voted on a particular issue, then your proxyholder must vote your Shares accordingly.  If you have not specified on the form of proxy how you want your Shares to be voted on a particular issue, then your proxyholder can vote your Shares as he or she sees fit.  IN THE ABSENCE OF SUCH DIRECTIONS, HOWEVER, YOUR SHARES WILL BE VOTED IN FAVOUR OF: (I) THE ELECTION OF MANAGEMENT’S NOMINEES FOR DIRECTORS NAMED IN THIS CIRCULAR; (II) THE APPOINTMENT OF AUDITORS; (III) THE APPROVAL OF THE ADOPTION OF THE AMENDED AND RESTATED STOCK OPTION PLAN; (IV) THE APPROVAL OF THE SHAREHOLDER RIGHTS PLAN; AND (V) THE CONFIRMATION OF BY-LAW NO. 2.

Q:                                  What if amendments are made to these matters or if other matters are brought before the Meeting?

A:                                   The persons named in the form of proxy will have discretionary authority with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.

As of the date of this Circular, management of the Corporation knows of no such amendment, variation or other matter expected to come before the Meeting.  If any other matters properly come before the Meeting, the persons named in the form of proxy will vote on them in accordance with their best judgment.

Q:                                  How many Shares are entitled to vote?

A:                                   As of the Record Date, there are 83,853,825 Common Shares issued and outstanding.  Each shareholder has one vote for each Common Share held at the close of business on the Record Date.

Q:                                  How will the votes be counted?

A:                                   Unless otherwise required by law, each question brought before the Meeting is determined by a majority of votes cast on the question.  In the case of equal votes, the Chairman of the Meeting shall not have a second or casting vote.

Q:                                  Who counts the votes?

A:                                   The Corporation’s transfer agent, Equity Financial Trust Company, counts and tabulates the proxies.  This is done independently of the Corporation to preserve the confidentiality of individual shareholder votes.  Proxies are referred to the Corporation only in cases where a shareholder clearly intends to communicate with management or when it is necessary to do so to meet the requirements of applicable law.

Q:                                  If I need to contact the transfer agent, how do I reach them?

A:                                   You can contact the transfer agent as follows:

by mail:	Equity Financial Trust Company 200 University Avenue, Suite 400 Toronto, Ontario M5H 4H1 Attention: Proxy Department	by fax:	416-595-9593 Attention: Proxy Department

Q:                                  If my Shares are not registered in my name but are held in the name of a nominee (a bank, trust company, securities broker, trustee or other), how do I vote my Shares?

A:                                  The information in this section is of significant importance to shareholders who do not hold their shares in their own name.  Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Shareholders are “non-registered” shareholders if the voting shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the voting shares.

More particularly, a person is not a registered shareholder in respect of Common Shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as CDS & Co. as nominee for CDS Clearing and Depositary Services Inc.) of which the Intermediary is a participant.

Non-Registered Holders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Corporation are referred to as non-objecting beneficial owners (“NOBOs”).  Those Non-Registered Holders who have objected to their Intermediary disclosing ownership information about themselves to the Corporation are referred to as objecting beneficial owners (“OBOs”)

In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Corporation has elected to send copies of the Notice, this Circular and the form of proxy (collectively, the “Meeting Materials”) directly to the NOBOs, and indirectly through clearing agencies and Intermediaries to the OBOs.

Distribution to NOBOs

These Meeting Materials are being sent to both registered and non-registered shareholders of the securities. If you are a non-registered shareholder, and the Corporation or its agent has sent these Meeting Materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the Corporation (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions.  Please return your voting instructions as specified in the request for voting instructions in the proxy form enclosed with the Meeting Materials sent to NOBOs.

Distribution to OBOs

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.  Very often, Intermediaries will use service companies to forward the Meeting Materials to the OBOs.  Generally, OBOs who have not waived the right to receive Meeting Materials will either:

(a)                                  be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the OBO but which is otherwise not completed and must be deposited with the transfer agent.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the OBO when submitting the proxy.  In this case, the OBO who wishes to submit a proxy should otherwise properly complete the BLUE form of proxy and deliver it to Equity Financial Trust Company: Proxy Department, 200 University Avenue, Suite 400, Toronto, Ontario, Canada, M5H 4H1 or by fax to 416-595-9593; or

(b)                                 more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the OBO and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Common Shares which they beneficially own.  Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the management proxyholders and insert the Non-Registered Holder’s name in the blank space provided.  In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

VOTING SHARES AND PRINCIPAL SHAREHOLDERS

The authorized capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of preferred shares (the “Preferred Shares”).  As of the date of this Circular, 83,853,825 Common Shares and no Preferred Shares were issued and outstanding.

Each Common Share is entitled to one vote.  Only holders of Common shares of record at the close of business on the Record Date are entitled to vote at the Meeting.

The outstanding Common Shares trade on OTC Bulletin Board under the symbol RYSMF.

To the knowledge of the directors and officers of the Corporation based on reports filed on the System for Electronic Disclosure by Insiders (“SEDI”) at www.sedi.ca, no person beneficially owns or exercises control over, directly or indirectly, more than 10% of the outstanding voting securities of the Corporation.

Based on certain shareholder lists that were available to the Corporation as of the Record Date, the Corporation believes that the current directors and executive officers of the Corporation, as a group, own beneficially, directly or indirectly, or exercise control or direction over, approximately 7,190,054 Common Shares, representing approximately 8.57% of the outstanding Common Shares.

BUSINESS OF THE MEETING

A.                                    Financial Statements

The audited comparative financial statements of the Corporation for the year ended January 31, 2011, together with the report of the auditors thereon, will be presented to the shareholders at the Meeting.

B.                                    Election of Directors

The Articles of the Corporation provide that the Corporation shall have a minimum of three and a maximum of 20 directors.  The number of directors is currently five and accordingly, shareholders will be asked to elect five directors at the Meeting.  Each director elected will hold office until the next annual meeting or until his successor is appointed, unless his office is earlier vacated in accordance with the Canada Business Corporations Act  and the by-laws of the Corporation.

Two of the Corporation’s current directors, namely James B. Clancy and Paul G. Smith, intend to stand for re-election to the Board.  These nominees have been directors since the dates indicated below.  Ronald M. Larsen, Philip Gross and Kimberly L. Koerner will not stand for re-election.  Management does not contemplate that any of the five nominees, below, will be unable to serve as a director.  However, if a nominee should be unable to so serve for any reason prior to the Meeting, the persons named in the enclosed BLUE form of proxy reserve the right to vote for another nominee in their discretion.  The persons named in the enclosed BLUE form of proxy intend to vote FOR the election of all of the nominees whose names are set forth below unless otherwise instructed to withhold from voting thereon on a properly executed and validly deposited proxy.

The following table sets forth certain information concerning management’s nominees for election as directors, including the approximate number and percentage of Common Shares beneficially owned, directly or indirectly, by each of them, or over which they exercise control or direction.

Name and Residence	Position with the Corporation	Principal Occupation	Date First Elected a Director	Common Shares beneficially owned, or controlled or directed, directly or indiretly(1)

James B. Clancy(1) Toronto, Ontario, Canada	Director	Senior Advisor, SableRidge Capital Partners Inc. (an investment banking firm)	2009	Nil

John Fitzgerald(1) Oakville, Ontario, Canada	Nominee	Director of Mining, AuRico Gold Inc. (formerly Northgate Minerals Corporation)	N/A	Nil

Riyaz Lalani(2) Toronto, Ontario, Canada	Nominee	Chief Operating Officer, Kingsdale Shareholder Services Inc. (a proxy solicitation and shareholder services advisory firm)	N/A	Nil

Ken M. Strobbe Toronto, Ontario, Canada	Nominee	Consultant since August 2011, Manager, Underground Projects, Capital Projects Group, Barrick Gold Ltd. from January 2006 to August 2011.	N/A	Nil

Paul G. Smith(1)(3) Toronto, Ontario, Canada	Chairman and Director	President and Chief Executive Officer, Equity Financial Holdings Inc. (a financial services company) since January 2009 and Executive Vice President and Chief Financial Officer from December 2004 to December 2008.	2009	300,000 (0.36%)

Notes:

(1)          Member of the audit committee of the Board (the “Audit Committee”).

(2)          Kingsdale, of which Mr. Lalani is Chief Operating Officer, is providing proxy solicitation and advisory services in connection with the Meeting.  Kingsdale is charging fees to the Corporation that are no greater than the fees normally charged for such services in the ordinary course of its business.

(3)          Equity Financial Trust Company, the Corporation’s registrar and transfer agent and scrutineer for the Meeting, is the principal subsidiary of Equity Financial Holdings Inc., of  which Mr. Smith is the President and Chief Executive Officer.  Equity Financial Trust Company is charging fees to the Corporation that are no greater than the fees normally charged for  such services in the ordinary course of its business.

Except as noted below, each of the foregoing directors has held the same principal occupation for the previous five years:

James B. Clancy

Mr. Clancy has been Senior Advisor of SableRidge Capital Partners Inc. since March 2011 and President of Clancy Consultants Inc. since October 2009.  Prior thereto, Mr. Clancy was Director-Finance for Techint E. & C. Canada from March 2006 to October 2009.  Mr. Clancy has been involved as General Manager and/or Chief Financial Officer in the pipeline construction industry in Canada and overseas for over thirty years.  He has an Honours Commerce degree from the University of Toronto and is a member of the Canadian Institute of Chartered Accountants.  Mr. Clancy presently sits on the board, and is Chairman, of the Audit Committee of Galantas Gold Corporation (a TSX-V listed company).

John Fitzgerald

Mr. Fitzgerald has over 20 years experience in the mining industry.  Mr. Fitzgerald is Director of Mining at AuRico Gold Inc. (formerly Northgate Minerals Corporation).  Prior thereto, Mr. Fitzgerald was:  Associate Director at Scotia Capital Inc. from 2010 to 2011; an independent consultant in Toronto and Brisbane, Australia from 2008 to 2010; Principal Adviser — Underground Mining with Rio Tinto in Brisbane from 2007 to 2008; and Manager, Engineering, at Barrick Gold Corporation from 2004 to 2007; as well as engineer with various other mining companies from 1990.  Mr. Fitzgerald holds a B. Eng. degree from Nottingham University and an MBA from Durham University, England.

Riyaz Lalani

Mr. Lalani is the Chief Operating Officer of Kingsdale Shareholder Services Inc., Canada’s largest and most active proxy solicitation and shareholder services advisory firm.  He has been involved in, and led the client services teams tasked with, completing dozens of high profile client engagements, including hostile bids, complex M&A transactions and proxy contests.  Mr. Lalani is frequently called upon to brief public issuers and their directors on shareholder engagement and corporate governance practices.  Prior to joining Kingsdale, Mr. Lalani was employed by Acqua Capital Management Company (international asset management) in New York and Toronto from 2003 to February 2010.  Mr. Lalani worked in a variety of analytical, business development and operational roles at the firm, eventually heading up the overall research and operational efforts.  Teamed with the Chief Investment Officer, he helped originate, negotiate and structure billions of dollars of direct and secondary market equity investments into small, mid and large cap public companies in North America, Asia, Europe and the Middle East.  Mr. Lalani’s prior experience includes roles with two Canadian bank-owned investment dealers.  He is also a director of TriNorth Capital Inc. (a TSX-V listed company) and URSA Major Minerals Incorporated (a TSX listed company).

Ken M. Strobbe

Mr. Strobbe was employed at Barrick Gold Ltd. as a Manager, Underground Projects, Capital Projects Group (January 2008 to August 2011) and Senior Engineer Operations, Corporate Group (May 2006 to January 2008.  From 2004 until 2006, Mr. Strobbe  was  a Production Planning Team Member, Integrated Business Systems at Placer Dome Inc. From 2001 until 2004, he was an Underground Supervisor and Production Planner at Placer Dome Canada’s Musselwhite Mine in Northern Ontario.  Prior thereto, he held the position of Mine Engineer at the Lupin Mine (Echo Bay Mines Ltd.) and was a Senior Mine Engineer, Planning Engineer and Ventilation Engineer at the Giant Mine (Royal Oak Mines Ltd.). Mr. Strobbe has extensive experience in the areas of mine design, underground development and production planning and execution, and evaluating underground mining projects, including participation in scoping, pre-feasibility and feasibility studies.  Mr. Strobbe holds a Bachelor of Applied Science (BASc.) in Mining Engineering from the University of British Columbia.

Paul G. Smith

Mr. Smith is President, Chief Executive Officer and director of Equity Financial Holdings Inc. (a TSX listed company), a financial services firm whose principal subsidiary is Equity Financial Trust Company.  Prior to Equity, Mr. Smith held management positions at BCE Inc., served as Executive Assistant to the Prime Minister of Canada, and was an aide to the Minister of External Affairs and to the Minister of International Cooperation.  He holds an MBA from INSEAD, an MPA from Carleton University, and undergraduate degrees (Accounting, Political Science) from the University of Ottawa.  He is a graduate of the Directors Education Program of the Institute of Corporate Directors and holds the institute’s ICD.D designation.  Mr. Smith is Chairman of the Board of VIA Rail Canada Inc., a position he has held since December, 2010, after serving as a director since 2006.  He is also a member of the board of directors of StorageVault Canada Inc., (a TSX-V listed company).

Orders, Penalties and Bankruptcies

To the knowledge of the Corporation, none of the foregoing nominees for director of the Corporation:

(a)                                  is, at the date of this Circular, or has been, within ten years before the date of this Circular, a director, Chief Executive Officer (“CEO”) or Chief Financial Officer (“CFO”) of any company (including the Corporation) that:

(i)                                     was subject of a cease trade or an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (an “order”) and that was issued while the proposed director was acting in the capacity as director, CEO or CFO; or

(ii)                                  was subject to an order that was issued after the proposed director ceased to be a director, CEO or CFO and which resulted from an event that occurred while that person was acting in the capacity of director, CEO or CFO;

(b)                                 is, at the date of this Circular, or has been, within ten years before the date of this Circular, a director or executive officer of any company (including the Corporation), that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)                                  has, within ten years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangements or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

To the knowledge of the Corporation, no nominee for director of the Corporation has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

C.                                    Appointment of Auditors

Shareholders will be requested to appoint MSCM LLP as auditors of the Corporation to hold office until the close of the next annual meeting of shareholders and to authorize the directors of the Corporation to fix their remuneration. MSCM LLP was first appointed as the auditor of the Corporation effective March 26, 2009.  Disclosure of fees received by MSCM LLP from the Corporation for the years ended January 31, 2011 and January 31, 2010 is set out below under “Corporate Governance and Other Matters - Board Committees — Audit Committee - External Auditor Service Fees”.

Proxies received in favour of management will be voted in favour of the appointment of MSCM LLP as auditors of the Corporation to hold office until the close of the next annual meeting of shareholders and the authorization of the directors to fix the auditors’ remuneration, unless the shareholder has specified in a proxy that his, her or its Common Shares are to be withheld from voting in respect thereof.  The Board recommends that shareholders vote FOR this resolution.

MSCM LLP was appointed as auditors of the Corporation by the Board on or about March 26, 2009 to fill the vacancy created by the resignation of McCarney Greenwood LLP (“MG”).  At the request of the Corporation, MG resigned as auditors of the Corporation prior to the expiry of their term in office.  The Board accepted the resignation of MG as auditors of the Corporation and approved the appointment of MSCLM LLP as the Corporation’s successor auditors.  No “reportable events” as such term is defined in National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”) was associated with the change of auditors.

In order to effect the change of auditors discussed above, the Corporation filed a change of auditors reporting package (the “Reporting Package”) on the System for Electronic Document Analysis Retrieval (“SEDAR”) on March 27, 2009.  The Reporting Package was prepared and filed in accordance with the requirements of Section 4.11 of NI 51-102, and consists of (i) a change of auditor notice dated March 27, 2009; (ii) a letter from the former auditor dated March 27, 2009; and (iii) a letter from the successor auditor dated March 27, 2009.

A copy of the Reporting Package is attached hereto as Schedule A.

D.                                    Amendment to Stock Option Plan

Shareholders of the Corporation will be asked to consider and, if deemed appropriate, to pass a resolution approving the Amended and Restated Stock Option Plan, which amends the stock option plan from a “rolling” maximum to a fixed number plan.

The purpose of the Amended and Restated Stock Option Plan is to develop the interest of bona fide officers, directors, employees, management company employees, and consultants of the Corporation and its subsidiaries in the growth and development of the Corporation by providing them with the opportunity through stock options to acquire an increased proprietary interest in the Corporation.  The Stock Option Plan was approved by the shareholders of the Corporation at its annual and special meeting of shareholders held on June 27, 2008.

On December12, 2011, the Board amended the Corporation’s stock option plan (the “Stock Option Plan”) and approved the Amended and Restated Stock Option Plan.  The Stock Option Plan was amended to reflect the new tax withholding requirements under the Income Tax Act (Canada).  If the Corporation is required under the Income Tax Act (Canada) or any other applicable law to remit to any governmental authority an amount on account of tax on the value of any taxable benefit associated with the exercise or disposition of options by an optionee, then the optionee must, concurrently with the exercise or disposition: (i) pay the Corporation an amount equal to the required tax remittance; (ii) authorize the Corporation to sell in the market a portion of the Common Shares being issued upon exercise of the options as is required to realize cash proceeds to fund the required tax remittance; or (iii) make other acceptable arrangements to fund  the required tax remittance.  This tax-related amendment is of a housekeeping nature.

The Stock Option Plan was also amended to increase the number of Common Shares issuable thereunder from a maximum of 10% of the issued and outstanding Common Shares to 16,770,765 Common Shares, subject to adjustment as set forth therein.  As the Corporation continues to upgrade its management and technical team past its early stages of development, it considers the granting of stock options important to attract and maintain the most qualified officers, directors, employees, management company employees, and consultants in the mining  industry.  The Corporation views the ability to grant stock options as an important means of compensating such persons for their contributions to the Corporation’s overall financial performance.  It is anticipated that the Corporation will compensate directors primarily through stock options.  As such, the Board believes that the Amended and Restated Stock Option Plan will be beneficial to the Corporation as it will provide the Corporation with greater flexibility in facilitating compensation arrangements.

Additional information regarding the Amended and Restated Stock Option Plan, including restrictions on grants of stock options, is set out below under the heading “Securities Authorized for Issuance under the Equity Compensation Plan”.

The text of the resolution approving the Amended and Restated Stock Option Plan is as follows, subject to any amendments, variations or additions as may be approved at the Meeting:

“RESOLVED:

(1)                                The Amended and Restated Stock Option Plan in the form attached as Schedule B to the Management Information Circular for the Annual and Special Meeting of shareholders to be held on January 11, 2012, is hereby approved with all such additional modifications, additions or deletions thereto which the Chief Executive Officer and the Chief Financial Officer of the Corporation, in their sole discretion, may deem appropriate or necessary in light of observations, if any, with respect to the Amended and Restated Stock Option Plan by applicable regulatory authorities..

(2)                                Any officer or director of the Corporation is hereby authorized and directed, for and on behalf of the Corporation, to do all things and execute and deliver all such agreements, documents and instruments necessary or desirable in connection with the foregoing resolution.”

To be approved, the resolution confirming the Amended and Restated Stock Option Plan requires the affirmative vote of a majority of the votes cast on the resolution.  The Board recommends that shareholders vote FOR the resolution.  The persons named in the accompanying BLUE form of proxy intend to vote FOR the resolution, unless otherwise instructed on a properly executed and validly deposited proxy.

E.                                      Shareholder Rights Plan

Shareholders of the Corporation will be asked to consider and, if deemed appropriate, to pass a resolution approving the adoption of the Rights Plan.  The Board has determined that the Rights Plan is in the best interests of the Corporation and unanimously recommends that the shareholders vote for the approval of this resolution.

Background and Summary of the Rights Plan

The Corporation and Equity Financial Trust Company (the “Rights Agent”) entered into a shareholder rights plan agreement dated as of December 23, 2010 (the “Rights Plan”).  A summary of the key features of the Rights Plan is set forth below.  This summary is qualified in its entirety by reference to the complete text of the Rights Plan, which is available on SEDAR at www.sedar.com.  Shareholders wishing to receive a copy of the Rights Plan may also contact the Corporate Secretary of the Corporation by telephone at 416-848-0105 or by email at george@dsacorp.ca.  All capitalized terms used in this section of the Circular and not otherwise defined in this Circular have the meanings set forth in the Rights Plan unless otherwise indicated.

Purpose of the Rights Plan

The Rights Plan is not being proposed by management in anticipation of any pending or threatened take-over bid, nor to deter take-over bids generally.  The primary purpose of the Rights Plan is to seek to ensure that, in the context of a bid for control of the Corporation through an acquisition of shares, all shareholders have an equal opportunity to participate in the bid and are given adequate time to access the bid.  The Rights Plan in no way prohibits a change of control of the Corporation in a transaction that is procedurally fair to shareholders.  The rights of shareholders to seek a change in the Board or to influence or promote action of the Board in a particular manner will not be affected by the Rights Plan.  The approval of the Rights Plan by the shareholders will not alter, diminish or reduce the fiduciary duties of the directors of the Corporation when faced with a potential change of control transaction or restrict the potential actions that might be taken by the directors in such circumstances.

The Rights Plan does not attempt to discourage bids.  It allows a potential bidder to make a “permitted bid” directly to the shareholders of the Company without the prior approval of the Board.  Such permitted bid must be made to all shareholders and must remain open for a minimum period of 60 days after the date of the bid and for a further period of 10 business days after the bidder publicly announces that the shares deposited constitute more than 50% of the outstanding common shares held by independent shareholders.

Issuance of Rights

Pursuant to the Rights Plan, one Right has been issued and has attached to each Common Share of the Corporation outstanding as of 4:00 p.m. (Toronto time) on December 23, 2010, the date of implementation of the Corporation’s Rights Plan, and one Right will continue to be issued in respect of each Common Share issued thereafter prior to the earlier of the Separation Time and the Expiration Time.

Each Right entitles the holder thereof to purchase from the Corporation one Common Share at the exercise price equal to five times the Market Price per Common Shares determined as at the Separation Time, subject to adjustment and certain anti-dilution provisions (the “Exercise Price”).  The Rights are not exercisable until the Separation Time.  If a Flip-in Event (defined below) occurs, each Right will entitle the registered holder to receive, upon payment of the Exercise Price, that number of Common Shares of the Corporation, having an aggregate Market Price on the date of the occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price.

Trading of Rights

Until the occurrence of certain specific events, the Rights will trade with the Common Shares of the Corporation and not be represented by any certificates for such Common Shares.  The Rights will separate and trade separately from the Common Shares to which they are attached and will become exercisable from and after the Separation Time.

Separation Time

The Separation Time will occur on the close of business on the tenth Trading Day after the earliest of: (a) the date of public announcement by the Corporation or an Acquiring Person (defined below) of facts indicating that a person has become an Acquiring Person, (b) the date that any person commences or announces an intention to commence a Take-over Bid, and (c) the date on which a Permitted Bid or a Competing Permitted Bid ceases to qualify as such, or such later date as the Board may determine.

Acquiring Person

In general, an Acquiring Person is a Person who is the Beneficial Owner of 20% or more of the outstanding Voting Shares.  Excluded from the definition of “Acquiring Person” are the Corporation and its Subsidiaries, and any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of one or more or any combination of a Voting Share Reduction, Permitted Bid Acquisitions, Exempt Acquisition , a Pro Rata Acquisition, or a Convertible Security Acquisition.  The definitions of “Voting Share Reduction”, “Permitted Bid Acquisitions”, “Exempt Acquisition”, a “Pro Rata Acquisition”, or a “Convertible Security Acquisition” are set out in the Rights Plan.  However, in general:

(a)                                   a “Voting Share Reduction” means an acquisition or redemption by the Corporation or a Subsidiary of Voting Shares which by reducing the number of Voting Shares outstanding increases the percentage of outstanding Voting Shares Beneficially Owned by any Person to 20% or more of the Voting Shares outstanding;

(b)                                  a “Permitted Bid Acquisition” means a Voting Share acquisition made pursuant to a Permitted Bid or a Competing Permitted Bid;

(c)                                   an “Exempt Acquisition” means an acquisition of Voting Shares: (i) in respect of which the Directors have waived the application of the Flip-in Event provisions of the Rights Plan; (ii) pursuant to a distribution by the Corporation of Voting Shares or Convertible Securities (x) pursuant to a prospectus or similar document (provided that the purchaser does not thereby Beneficially Own a greater percentage of Voting Shares or Convertible Securities so offered than the percentage of Voting Shares or Convertible Securities Beneficially Owned by the purchaser immediately prior to such acquisition) or (y) by private placement provided that in such case, all necessary stock exchange approvals have been obtained and complied with and the purchaser does not become the Beneficial Owner of more than 25% of the Voting Shares issued and outstanding immediately prior to the private placement (and in making this determination, the securities to be issued to such purchaser on the private placement will be deemed to be held by such purchaser but shall not be included in the aggregate number of outstanding Voting Shares immediately prior to the private placement); and (iii) pursuant to an amalgamation, merger or other statutory procedure requiring shareholder approval;

(d)                                  a “Pro Rata Acquisition” means:  (i) an acquisition as a result of a stock dividend or a stock split or other event pursuant to which a Person receives or acquires Voting Shares on the same proportionate basis as all other holders of the same class of Voting Shares;  (ii) the acquisition pursuant to a dividend reinvestment plan of the Corporation or other plan made available by the Corporation to the holders of Voting Shares generally; or (iii) the receipt and/or exercise of rights (other than the Rights) issued by the Corporations to all holders of a class of Voting Shares to subscribe for or purchase Voting Shares, provided that such rights are acquired directly from the Corporation and not from any other Person;  and

(e)                                   a “Convertible Security Acquisition” means the acquisition of Voting Shares on the exercise, conversion or exchange of Convertible Securities acquired by a Person pursuant to a Permitted Bid Acquisition, Exempt Acquisition or Pro Rata Acquisition.

Also excluded from the definition of Acquiring Person are underwriters or members of a banking or selling group acting in such capacity in connection with a distribution of securities, and a Person (a “Grandfathered Person”) who is the Beneficial Owner of 20% or more of the outstanding Voting Shares of the Corporation as at the Record Time, provided, however, that this exception ceases to be applicable to a Grandfathered Person in the event that such Grandfathered Person shall, after the Record Time, become the Beneficial Owner of any additional Voting Shares outstanding at the Record Time, other than pursuant to one or any combination of a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition.

In addition, for purposes of determining whether a Flip in Event has occurred, generally, a Person (including a trust company) who is engaged in the business of managing investment funds for others and, as part of such Person’s duties for fully managed accounts, holds or exercises voting or dispositive power over Voting Shares in the ordinary course of business, would not, by reason thereof, be considered to be the beneficial owner of such Voting Shares. Exemptions are also provided for Crown agents and statutory or other registered pension plans or funds.  In each case, the exemption ceases to apply in the event that the exempt person is making a Take-over Bid (other than pursuant to a distribution by the Corporation, pursuant to a Permitted Bid or Competing Permitted Bid or by means of ordinary course market transactions).

Flip-in Event

If a transaction occurs prior to the Expiration Time pursuant to which any Person becomes an Acquiring Person (a “Flip-in Event”), then each Right will constitute within ten Trading Days of such occurrence that each Right (except for Rights Beneficially Owned by the Acquiring Person, its Affiliates or Associates and/or persons acting jointly or in concert with the foregoing) shall thereafter constitute the right to purchase from the Corporation upon payment of the Exercise Price that number of Common Shares of the Corporation having an aggregate Market Price on the date of the occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (subject to anti-dilution adjustments).

Permitted Bid

A Permitted Bid is a Take-over Bid where the bid is made by way of a Take-over Bid circular and is a bid that complies with, among other things, the following: (a) the Take-over Bid must be made to all holders of Voting Shares other than the bidder; and (b) (i) the Take-over Bid must not permit the bidder to take up any Common Shares that have been tendered pursuant to the Take-over Bid prior to the expiry of a period not less than 60 days after the date of the  Take-over Bid, and (ii) then only if at such time more than 50% of the Voting Shares held by the Independent Shareholders (which term generally includes shareholders other than the bidder, its Affiliates or Associates and/or persons acting jointly or in concert with the foregoing), have been deposited or tendered pursuant to the Take-over Bid and not withdrawn.

Competing Permitted Bid

A Competing Permitted Bid is a Take-over Bid that satisfies all the criteria of a Permitted Bid except that since it is made after a Permitted Bid or another Competing Permitted Bid (the “Prior Bid”) the time period for any take up and payment of Voting Shares tendered under a Competing Bid is not 60 days, but is instead no earlier than the later of 35 days after the date of the Competing Permitted Bid and the 60th day after the date of the Prior Bid outstanding, and then only if at the close of business on the date Voting Shares are first taken up or paid for, more than 50% of the outstanding Voting Shares held by Independent Shareholders have been deposited or tendered pursuant to such Competing Prior Bid and not withdrawn.  The requirements of a Permitted Bid and a Competing Permitted Bid enable shareholders to decide whether the Take-over Bid or any Competing Permitted Bid is adequate on its own merits, without being influenced by the likelihood that a Take-over Bid will succeed.

Lock-Up Agreement

The Rights Plan contains an exemption for “Lock-Up Agreements”, where the agreement, among other things: (a) permits the locked-up person to withdraw Voting Shares from the lock-up bid to tender to another bid that provides greater value, or if another bid is an offer for a greater number of Voting Shares (where the maximum hurdle rate is 5%), and (b) provides for no break-up fees or similar fees payable to the locked-up person that are greater than: (i) the cash equivalent of 3.5% of the price or value payable to the locked-up person under the lock-up bid; and (ii) one-half of the difference in value payable to the locked-up person between the lock-up bid and the other bid.

Redemption

Until the occurrence of a Flip-In Event as to which the Board has not issued a waiver, the Board, with the prior consent of the shareholders, may elect to redeem all but not less than all of the then outstanding Rights at a redemption price of Cdn.$0.00001 per Right  (subject to anti-dilution adjustments).

Waiver

Until the occurrence of a Flip-in Event, the Board may waive the application of the Rights Plan to a Take-over Bid that is not a Permitted Bid and that is made to all holders of Voting Shares, but if it does so then it will be deemed to have waived the application of the Rights Plan to all similar bids made prior to the expiry of any bid for which such a waiver was granted.

In addition, subject to the prior consent of holders of Voting Shares, until the occurrence of a Flip-in Event, the Board may waive the application of the Rights Plan if such Flip-in Event would occur by reason of an acquisition of Voting Shares other than pursuant to a Take-Over Bid.

Term of the Rights Plan

The Rights Plan will expire on the close of business on December 23, 2020 unless extended by the Board.

Amending Power

The Corporation, without the prior consent of holders of Voting Share at any time prior to the Separation Time, may supplement or amend any provisions of the Rights Plan, except that Section 5 thereof, dealing with the Rights Agent, requires the written consent of the Rights Agent to such supplement or amendment.  Any amendment will be subject to receipt of any requisite approval or consent from any applicable regulatory authority, including necessary approvals of the stock exchange on which the Common shares may be listed.

Rightsholder not a Shareholder

Until a Right is exercised, the holders thereof, as such, will have no rights as a shareholder of the Corporation.

Resolution

The text of the resolution approving the adoption the Rights Plan is as follows, subject to any amendments, variations or additions as may be approved

“RESOLVED:

(3)                                The Corporation’s Shareholder Rights Plan, as described in the Management Information Circular of the Corporation for the Annual and Special Meeting of Shareholders to be held on January 11, 2012, is hereby approved, with all such additional modifications, additions or deletions thereto which the Chief Executive Officer and the Chief Financial Officer of the Corporation, in their sole discretion, may deem appropriate or necessary in light of observations, if any, with respect to the Shareholder Rights Plan by applicable regulatory authorities.

(4)                                Any officer or director of the Corporation is hereby authorized and directed, for and on behalf of the Corporation, to do all things and execute and deliver all such agreements, documents and instruments necessary or desirable in connection with the foregoing resolution.”

Although the Corporation is not listed on a stock exchange, it believes that it is good corporate governance practice to adopt the usual stock exchange requirements requiring approval of shareholders of the adoption of the Rights Plan with the number of votes required to pass the resolution adopting the Rights Plan being not less than: (a) a majority of the votes cast by shareholders; and (b) a majority of votes cast by shareholders, without giving effect to any votes cast (i) by any shareholder that, directly or indirectly, on its own or in concert with others, holds or exercises control over more than 20% of the outstanding shares of the Corporation, if any; and (ii) by the associates, affiliates and insiders of any referred to in (i) above, in each case present either in person or by proxy at the Meeting.  As of the Record Date, based on publicly available information, to the knowledge of the Corporation, no shareholder, directly or indirectly, individually or in concert with any other Person, beneficially owns, or exercises control or direction over, 20% or more of the outstanding Shares.  To be approved, the resolution adopting the Rights Plan requires the affirmative vote of a majority of the votes cast on the resolution.  The Board recommends that shareholders vote FOR the resolution.  The persons named in the accompanying form of proxy intend to vote FOR the resolution, unless otherwise instructed on a properly executed and validly deposited proxy.

F.             Confirmation of By-Law No. 2

Shareholders are being asked to consider and if deemed appropriate, to pass a resolution confirming the approval of  By-Law No. 2, being a by-law relating generally to the conduct of the business and affairs of the Corporation, and the repeal of any previous by-laws (collectively, the “By-Law Amendment”).  On December 12, 2011, the Board amended the by-laws of the Corporation by replacing general By-Law No. 1 with By-Law No. 2 in the form attached hereto as Schedule C.

By-Law No. 2 is designed to replace the Corporation’s previous by-law with a short-form by-law that governs the business and affairs of the Corporation and reflects the current practices of the Corporation while conforming to the underlying statutory provisions which affect the Corporation.

Pursuant to the Canada Business Corporations Act, the Board must submit the By-law Amendment to the shareholders at the Meeting, and the shareholders may confirm, reject or amend the By-Law No. 2.  If  By-Law No.

2 is confirmed, it continues in effect in the form in which it was so confirmed.  If By-Law No. 2 is rejected by the shareholders, By-Law No. 2 ceases to be effective on the date of such rejection.

The text of the resolution therefor is as follows, subject to any amendments, variations or additions as may be approved at the Meeting:

“RESOLVED:

General By Law No. 1 is hereby repealed and replaced with By-Law No. 2, relating generally to the conduct of the business and affairs of the Corporation, in the form attached as Schedule C to the Management Information Circular of the Corporation for the Annual and Special Meeting of Shareholders to be held on January 11, 2012, and By-Law No. 2 is hereby confirmed as the new general by-law for the Corporation, with all such additional modifications, additions or deletions thereto which the Chief Executive Officer and the Chief Financial Officer of the Corporation, in their sole discretion, may deem appropriate or necessary in light of observations, if any, with respect to By-Law No. 2 by applicable regulatory authorities.”

To be approved, the resolution confirming By-Law No. 2 requires the affirmative vote of a majority of the votes cast on the resolution.  The Board recommends that shareholders vote FOR the resolution.  The persons named in the accompanying form of proxy intend to vote FOR the resolution, unless otherwise instructed on a properly executed and validly deposited proxy.

Other Business

While management of the Corporation is not aware of any business other than that mentioned in the Notice of Meeting to be brought before the Meeting for action by the shareholders, it is intended that the proxies hereby solicited will be exercised upon any other matter or proposal that may properly come before the Meeting, or any adjournment or adjournments thereof, in accordance with the discretion of the persons authorized to act thereunder.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Background

The Corporation is an exploration stage company and as at January 31, 2011 was engaged in the acquisition, exploration and development of coal and precious metal properties in the United States.  The Corporation has no commercial operations and does not earn any operating revenues from its mineral properties.

Overview

The Board is responsible for setting the overall compensation strategy of the Corporation and for evaluating and approving the compensation of directors and executive officers.  The Corporation has not delegated these responsibilities to a separate board committee.  The Board annually reviews the base salary, incentive compensation and long-term compensation for the Corporation’s executive officers to determine if the compensation package for executive officers continues to be appropriate or if any modifications are required.  Factors considered by the Board in establishing suitable compensation packages for its executive officers include, the early stage of development of the Corporation, the small number of executive officers, financial resources available to the Corporation, competitive factors and the time committed by the executive officer to the affairs of the Corporation.  The Board has determined that the current compensation is appropriate for the risk and responsibilities assumed by the officers.

Objectives of Compensation Program

It is the objective of the Corporation’s compensation program to attract and retain highly qualified executives and to link incentive compensation to performance and shareholder value.  It is the goal of the Board to endeavor to ensure that the compensation of executive officers is sufficiently competitive to achieve the objectives of the executive compensation program. The Board gives consideration to the Corporation’s contractual obligations, performance, quantitative financial objectives including relative shareholder return as well as to the qualitative aspects of the individual’s performance and achievements.

Role of Executive Officers in Compensation Decisions

The Board will receive and review any recommendations of the President and Chief Executive Officer relating to the general compensation structure and policies and programs for the Corporation and the salary and benefit levels for executive officers.

Elements of the Compensation Program

The Corporation’s compensation program comprises (i) base salary and (ii) long term incentives including the Stock Option Plan.  Each component of the executive compensation program is addressed below.

Base Salaries and Benefits

Salaries for executive officers are reviewed annually based on corporate and personal performance and on individual levels of responsibility.  Salaries of the executive officers are not determined based on a specific formula, nor is a formal benchmarking process used.  The Board considers, and, if thought appropriate, approves salaries recommended by the President and Chief Executive Officer for the other executive officers of the Corporation.  As stated above, base salaries are established to be competitive in order to attract and retain highly qualified executives.

The Corporation does not provide any pension or retirement benefits to its executive officers.

Long Term Incentives and Stock Option Plan

The Board administers Stock Option Plan that is designed to provide a long-term incentive that is linked to shareholder value.  The Board determines the number of options to be granted to each executive officer based on the level of responsibility and experience required for the position. The Board regularly reviews and where appropriate adjusts the number of options granted to individuals and determines the vesting provisions of such options.  The Board sets the number of options as appropriate designed to attract and retain qualified and talented personnel.  The Board also takes account of the Corporation’s contractual obligations and the award history for all participants in Stock Option Plan.

Option-based Awards

A description of the process that the Corporation uses to grant option-based awards to executive officers including the role of the Board and executive officers, is included  under the heading “Compensation Discussion and Analysis — Elements of Compensation Program  — Long Term Incentives and Stock Option Plan” above.

The Corporation did not grant any option-based awards to executive officers or directors during the year ended January 31, 2011.

Compensation of Executive Officers

Summary Compensation Table for Named Executive Officers

The following table sets forth all compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly, for each of the Corporation’s three most recently completed financial years to the Chief Executive Officer and the Chief Financial Officer  (collectively the “Named Executive Officers”).  There are no other executive officers of the Corporation whose total compensation and bonus was, individually, in excess of Cdn.$150,000 per annum for the financial year ended January 31, 2011.  Total compensation encompasses, as applicable, regular salary, dollar amount of option awards, non-equity incentive plan compensation which would include discretionary and non-discretionary bonuses, pension value with compensatory amounts for both defined and non-defined contribution retirement plans, and all other compensation which could include perquisites, tax gross-ups, premiums for certain insurance policies, payments resulting from termination, resignation, retirement or a change in control and all other amounts not reported in another column.

						Non-equity incentive plan compensation ($)
Name and Principal Position	Fiscal Year Ended January 31	Salary ($)	Share- based awards ($)	Option-based awards ($)		Annual incentive plans ($)	Long-term incentive plans ($)	Pension Value ($)	All other compensation ($)			Total compensation ($)
Roland M. Larsen,	2011	317,276	Nil	Nil		Nil	Nil	N/A	10,520		(2)	327,796
President & Chief Executive Officer(1)	2010	249,986	Nil	166,207	(5)	Nil	Nil	N/A	10,520		(2)	426,713
	2009	249,995	Nil	Nil		Nil	Nil	N/A	10,520		(2)	268,515
									Cdn$	8,000	(3)

J. Allan Ringler,	2011	42,000	Nil	Nil		Nil	Nil	N/A	Nil			42,000
Chief Financial Officer(4)	2010	38,500	Nil	14,000	(5)	Nil	Nil	N/A	Nil			52,500

Notes:
(1)	Mr. Larsen stepped down as President and Chief Executive Officer on December 6, 2011. Philip Gross was appointed as Interim President and Chief Financial Officer.
(2)	This amount represents $3,346 for medical insurance paid by the Corporation and $7,174 for premiums pertaining to a $1,000,000 Term Life Insurance policy on the life of Mr. Larsen.
(3)

Cdn.$8,000 was paid to Mr. Larsen as fees pertaining to him acting as a Director of the Corporation and for attending Meetings of the Directors. The payment of these fees was discontinued after January 31, 2009.

(4)	Mr. Ringler was Chief Financial Officer from March 5, 2009 to June 17, 2011. Thereafter, Ike Makrimichalos became, and is currently, Chief Financial Officer.
(5)

Mr. Larsen and Mr. Ringler were granted options to acquire 4,155,191 and 350,000 Common Shares, respectively, on June 26, 2009, exercisable at a price of $0.10 per Common Share and expiring on June 26, 2014. The value of the option-based award is calculated using the grant date fair value ($0.04) multiplied by the number of options granted. The grant date fair value of $0.04 for each option has been calculated using the Black-Scholes Option Pricing Model using the following assumptions: risk-free interest rate of 2.53%; volatility of 187.73%; expected dividend yield of Nil; and expected option life of five years. Mr. Ringler’s options have expired as he ceased to be the Chief Financial Officer on June 17, 2011. Mr. Larsen’s options will expire on April 11, 2012, being 90 days after the Meeting since he is not standing for re-election to the Board at the Meeting.

See also “Termination and Change of Control Benefits”, below.

Incentive Plan Awards for Named Executive Officers

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all option-based and share-based awards for each Named Executive Officer outstanding at the end of the financial year ended January 31, 2011, including awards granted before the financial year ended January 31, 2011.

	Option-based Awards(1)					Share-based Awards
Name	Number of securities underlying unexercised options (#)		Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of Shares or units of Shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
Roland Larsen	4,155,191	(2)	0.10	June 26, 2014	Nil	Nil	Nil

J. Allan Ringler	350,000	(3)	0.10	June 26, 2014	Nil	Nil	Nil

Notes:
(1)	Based on the closing price of the common shares on the U.S. OTC Bulletin Board of 0.08 on January 31, 2011 less the exercise price in respect of such options.
(2)	Mr. Larsen’s options will expire on April 11, 2011, being 90 days after the Meeting since he is not standing for re-election to the Board at the Meeting.
(3)	Mr. Ringler’s options have expired as he ceased to be the Chief Financial Officer of the Corporation on June 17, 2011.

See “Compensation Discussion and Analysis — Elements of the Compensation Program and - Option Based Awards.”

Incentive Plan Awards — Value Vested or Earned During the Year

There was no value vested or earned during the year ended January 31, 2011 in respect of option-based awards, share-based awards and non-equity incentive plan compensation by Named Executive Officers of the Corporation.

Pension Plan Benefits

The Corporation does not have any pension plans that provide for payments of benefits at, following or in connection with retirement, or provide for retirement or deferred compensation plans for its Named Executive Officers or directors.

Termination and Change of Control Benefits

Mr. Larsen stepped down as President and Chief Executive Officer of the Corporation on December 6, 2011.  On January 1, 2011, the Corporation had entered into a management employment agreement for a renewable five year term with Roland Larsen, to extend an agreement (the “Larsen Agreement”) previously entered into on January 1, 2006, pursuant to which Mr. Larsen was paid an annual compensation of $250,000, with increases and bonuses at the discretion of the Board.  The Larsen Agreement also contains termination provisions entitling Mr. Larsen to receive the greater of three years basic compensation  and the amount outstanding for the remainder of the term of the Larsen Agreement, if he is terminated other than for cause or if he terminates his employment for “good reason” which includes material failure by the Corporation to substantially comply with the terms of the Larsen Agreement or any purported termination of employment by an authorized representative of the Corporation which occurs in writing or in public, other than as expressly provided by the Larsen Agreement.  There are no change of control provisions in the Larsen Agreement.

There was no employment agreement between the Corporation and J. Allan Ringler, the former Chief Financial Officer of the Corporation.

Compensation of Directors

Summary Compensation Table for Directors

The following table sets forth all amounts of compensation provided to the non-executive directors of the Corporation for the financial year ended January 31, 2011.

Name	Fees earned ($)		Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
(a)	(b)		(c)	(d)	(e)	(f)	(g)	(h)
James Clancy	Cdn$	12,000	Nil	Nil	Nil	Nil	Nil	Cdn$	12,000
Paul G. Smith	Cdn$	7,000	Nil	Nil	Nil	Nil	Nil	Cdn$	7,000
Kimberly L. Koerner(1)		$7,000	Nil	Nil	Nil	Nil	Nil		$7,000

(1)           Ms Koerner’s options will expire on April 11, 2012, being 90 days after the Meeting since she is not standing for re-election to the Board at the Meeting.

Board Fees

During the financial year ended January 31, 2011, each of the non-executive directors was entitled to annual compensation in the amount of Cdn.$7,000 and the payments in connection with attending meetings of the Board and meetings of the Board’s committees.  The Chairman of the Audit Committee was entitled to additional annual compensation of Cdn.$5,000.  For details of the compensation for the Roland M. Larsen who is also a director of the Corporation, see disclosure under “Compensation of Executive Officers - Summary Compensation Table for Named Executive Officers”.

The directors are also entitled to receive stock options under the Amended and Restated Stock Option Plan, as described below under the heading “Securities Authorized for Issuance Under the Equity Compensation Plan - Summary of Terms and Conditions of the Amended and Restated Stock Option Plan” and were granted stock options, as set out below.

Incentive Plan Awards for Directors

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all option-based and share-based awards for each non-executive director outstanding at January 31, 2011, including awards granted before the financial year ended January 31, 2011.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)(1)	Option exercise price (U.S.$)	Option expiration date	Value of unexercised in-the-money options ($)(2)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)
James Clancy	200,000	0.10	June 26, 2014	Nil	N/A	N/A
Paul G. Smith	200,000	0.10	June 26, 2014	Nil	N/A	N/A
Kimberly L. Koerner(2)	2,405,000	0.10	June 26, 2014	Nil	N/A	N/A

Notes

(1)          Based on the closing price of the common shares on the U.S. OTC Bulletin Board of $0.08 on January 31st, 2011 less the exercise price in respect of such options.

(2)           Ms Koerner’s options will expire on April 11, 2012, being 90 days after the Meeting since she is not standing for re-election to the Board at the Meeting.

See “Compensation Discussion and Analysis — Elements of the Compensation Program and - Option Based Awards”, above.

Incentive Plan Awards — Value Vested or Earned During the Year

There was no value vested or earned during the year ended January 31, 2011 in respect of option-based awards, share-based awards and non-equity incentive plan compensation by the directors of the Corporation

Directors and Officer’s Liability Insurance

The Corporation maintains directors’ and officers’ liability insurance (containing industry standard exclusions and deductibles) in order to protect the Corporation and its directors and officers against any legal action which may arise due to alleged wrongful acts on the part of directors and officers of the Corporation.  The policy provided for an aggregate per claim loss coverage of Cdn.$4,000,000 at a premium cost of Cdn.$19,000 per annum in respect of the financial year ended January 31, 2011.  (For the current financial year, the aggregate per claim loss coverage was increased to Cdn.$10,000,000.)

SECURITIES AUTHORIZED FOR ISSUANCE UNDER THE EQUITY COMPENSATION PLAN

Equity Compensation Plan Information

The following table provides information regarding the Stock Option Plan (being the only compensation plan of the Corporation under which equity securities of the Corporation are authorized for issuance) as of January 31, 2011.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	7,904,691	$0.10	480,691
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	7,904,691	$0.10	480,691

Summary of Terms and Conditions of the Stock Option Plan

The Stock Option Plan was confirmed by the shareholders on June 27, 2008, and the Board revised the Stock Option Plan and approved the Amended and Restated Stock Option Plan effective December 12, 2011.  The description below of the Amended and Restated Stock Option Plan also applies to the Stock Option Plan, except with respect to the maximum number of Common Shares issuable thereunder.  (See also “Business of the Meeting — D. Amendment to Stock Option Plan”. )

The Amended and Restated Stock Option Plan is administered by the Board.  The Board may appoint a committee (the “Committee”) to administer the Amended and Restated Stock Option Plan.  Under the terms of the Amended and Restated Stock Option Plan, the Board or the Committee, may from time to time, in its discretion, grant to directors, officers, employees, management company employees and consultants of the Corporation (“Optionees”), or any subsidiary of the Corporation, options to purchase Common Shares.  The Amended and Restated Stock Option Plan provides for options to acquire a maximum of 16,770,765 Common Shares.  As of the Record Date, there were options to purchase a total of 7,554,691 Common Shares issued to directors, officers, employees and consultants of the Corporation.

The Amended and Restated Stock Option Plan provides that:

•                  the number of Common Shares reserved for issuance, within a one-year period, to any one Optionee shall not exceed 5% of the issued and outstanding Common Shares;

•                  the number of Common Shares reserved for issuance, within a one  year period, to any one consultant of the Corporation may not exceed 2% of the Outstanding Common Shares;

•                  the aggregate number of Common Shares reserved for issuance, within a one-year period, to employees or consultants conducting investor relations activities may not exceed 2% of the issued and; outstanding Common Shares

•                  the option price per Common Share shall be no less than the Discounted Market Price (as defined therein) for the immediately preceding day on which trades occurred.

The Board or Committee determines the price per Common Share, the number of Common Shares that may be issued upon the exercise of options, the term and vesting periods of options granted to Optionees and any other terms and conditions of the options

The Corporation may provide, in an individual option agreement that if a take-over bid is made for the Common Shares, the Corporation may require the disposition by the Optionee and the termination of any obligations of the

Corporation to the Optionee in respect of any options granted by paying to the Optionee in cash the difference between the exercise price of unexercised options and the fair market value of the securities to which the Optionee would have been entitled upon exercise of the unexercised options on such date.

In the event of the death of an Optionee, the option shall terminate on the date determined by the Committee or the Board, which date shall be up to the earlier of: (i) the date which is the first anniversary of the date of death of such Optionee; or (ii) the expiry date of the option, after which the option shall terminate and cease to be exercisable.  If an Optionee ceases to be an officer or director of, be in the employ of, or be providing ongoing management or consulting services to, the Corporation, then the options shall terminate on the earlier of:  (i) the expiry date of the option; and (ii) the expiry of the period (not in excess of 90 days) following the date of such termination.

The options granted under the Amended and Restated Stock Option Plan are not transferable or assignable.

The Amended and Restated Stock Option Plan also includes provisions typical of these types of plans for adjustments to be made to the type, number and/or price of securities subject to the option upon the occurrence of certain events, such as the subdivision, consolidation, reclassification, payment of a stock dividend or an amalgamation involving the Corporation.

CORPORATE GOVERNANCE AND OTHER MATTERS

General

The Board and senior management consider good corporate governance to be central to the effective and efficient operation of the Corporation.  The Canadian Securities Administrators have adopted National Policy 58-201 — Corporate Governance Guidelines (“NP 58-201”), which provides guidance on corporate governance practices for issuers such as the Corporation and National Instrument 58-101 — Disclosure of Corporate Governance Practices, which prescribes certain disclosure by the Corporation of its corporate governance practices.  This disclosure is presented below.

Effective March, 2009 the Board decided that given the size of the Corporation that the Board, as a whole, would take responsibility for the corporate governance of the Corporation and as such is responsible for the development, maintenance, and disclosure of the Corporation’s corporate governance practices.  The mandate for Corporate Governance by the Board includes:

•                                          developing criteria governing the size and overall composition of the Board;

•                                          conducting an annual review of the structure of the Board and its committees, as well as of the mandates of such committees;

•                                          recommending new nominees for the Board (in consultation with the Chairman and the Chief Executive Officer);

•                                          recommending the compensation of directors; and seeking to ensure that the Corporation’s policy on disclosure and insider trading, including communication to the different stakeholders about the Corporation and its subsidiaries, documents filed with securities regulators, written statements made in documents pertaining to the Corporation’s continuous disclosure obligations, information contained on the Corporation’s website and other electronic communications, relationships with investors, the media and analysts is timely, factual and accurate, and broadly disseminated in accordance with all applicable legal and regulatory requirements.

Board of Directors

Of the five current members of the Board, namely, Roland M. Larsen, James B. Clancy, Philip Gross, Kimberly Koerner and Paul G. Smith, three are considered by the Board to be independent for the purposes of National Policy 58-201 — Corporate Governance Guidelines (“NP 58-201”).  Until December 6, 2011, Roland M. Larsen was the President and Chief Executive Officer of the Corporation, and Kimberly L. Koerner is the daughter of Mr. Larsen.  Accordingly, each is not considered to be independent of the Corporation.

All of the five nominees for election to the Board at the Meeting are considered by the Board to be independent.

Directorships

The following directors of the Corporation or proposed directors, as applicable, are also directors of other reporting issuers (or the equivalent) in jurisdiction of Canada or a foreign jurisdiction as set forth below:

Name	Name of Reporting Issuer
James B. Clancy	Galantas Gold Corporation

Roland M. Larsen(1)	Sharpe Resources Corporation

Kimberly L. Koerner(1)	Sharpe Resources Corporation

Paul G. Smith	Equity Financial Holdings Inc. StorageVault Canada Inc.

Riyaz Lalani(2)	TriNorth Capital Inc. URSA Major Minerals Incorporated

Notes:

(1)   Mr. Larsen and Ms. Koerner will not stand for re-election.

(2)   Proposed director.

Orientation and Continuing Education

The Corporation does not have a formal orientation and education program for new directors, but seeks to provide them with an introductory overview of the Corporation, including all relevant corporate information, committee mandates and policies, if any, the role, duties and expectations of directors and other background information.  To foster the directors’ familiarity with corporate matters on an on-going basis, senior management reports at Board meetings on business activities and developments.  Individual directors or committees may, in appropriate circumstances, engage an outside advisor at the expense of the Corporation.

Ethical Business Conduct

The Corporation is committed to maintaining high standards of integrity and accountability in conducting its business.  It is the Corporation’s goal to seek to ensure that its best interests are paramount in all of its dealings with consultants, competitors, existing and potential business partners and other representatives wherever possible, and are conducted in a manner that avoids actual or potential material conflicts of interest.  The Board takes steps to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or officer of the Corporation has a material interest, which include ensuring that directors and officers are familiar with the rules concerning reporting conflicts of interest and obtaining direction from the Corporation’s President and Chief Executive Officer and/or the Corporation’s legal counsel, as appropriate, regarding any potential conflicts of interest.

Nomination of Directors

While there are no formal guidelines for Board membership, in considering the nomination of a director for election or re-election to the Board, the Board looks at a number of factors, including a director’s experience and expertise, qualifications under applicable law, material change in employment and meeting attendance record where applicable.  To establish a well rounded Board with expertise in business as well as mineral exploration and development, the Board will also consider: (i) the competencies and skills that the Board considers to be necessary for the Board, as a whole, to possess; (ii) the competencies and skills that the Board considers each existing director to possess; and (iii) the competencies and skills that each new nominee will bring to the Board.  Historically, nominations have been initiated by discussions among directors prior to consideration by the Board as a whole.

Compensation

The Board also has the responsibility of annually initiating a discussion at the Board level on the performance evaluation and remuneration of the President and Chief Executive Officer, as well as the compensation to directors.  See “Executive Compensation — Compensation Discussion and Analysis”.

Assessments

The Board evaluates and reviews its own performance and that of its Audit Committee and directors on a periodic informal basis.  The Board believes that its current composition facilitates effective decision-making.

Board Committees

The Board, either directly or through Board committees, is responsible for management or supervision of management of the business and affairs of the Corporation with the objective of enhancing shareholder value.

The Board has one committee: the Audit Committee, composed of a majority of independent directors.

Audit Committee

The Audit Committee is responsible for the Corporation’s financial reporting process and the quality of its financial reporting.  The Audit Committee is charged with the mandate of providing independent review and oversight of the Corporation’s financial reporting process, the system of internal control procedures and management information systems, management of financial risks, and the audit process, including the selection, oversight and remuneration of the Corporation’s external auditors.  The Audit Committee also assists the Board in fulfilling its responsibilities in reviewing issues relating to legal, ethical and regulatory responsibilities.  In performing its duties, the Audit Committee maintains effective working relationships with the Board, management, and the external auditors and monitors the independence of those auditors.

Audit Committee Charter

The text of the Audit Committee’s charter is attached as Schedule D to this Circular.

Composition of the Audit Committee

The Audit Committee is comprised of the following members of the Board:

Name	Independent	Financial Literacy

James B. Clancy (Chair)	Yes	Yes

Paul G. Smith	Yes	Yes

Kimberly L. Koerner	No(1)	Yes

Note:

(1)                                  Ms. Koerner is the daughter of Mr. Larsen.  She will not stand for re-election at the Meeting.

Relevant Education and Experience

The following table describes the education and experience of each Audit Committee member that is relevant to the performance of his or her responsibilities as an Audit Committee member:

Name	Relevant Experience and Qualifications
James B. Clancy	Mr. Clancy has an Honours Commerce degree from the University of Toronto and is a member of the Canadian Institute of Chartered Accountants.

Paul G. Smith

Mr. Smith has an MBA from INSEAD, an MPA from Carleton University, and undergraduate degrees (including Accounting) from the University of Ottawa.  He is a graduate of the Directors Education Program of the Institute of Corporate Directors and holds the institute’s ICD.D designation.

Kimberly L. Koerner(1)	Ms. Koerner has a B.S. in Finance and Marketing from the University of South Carolina.

Note:

(1)                                 Ms. Koerner is not standing for re-election as a director.

For further information concerning the members of the Audit Committee, see the section entitled “Particulars of Matters to be Acted Upon — Election of Directors”.

Reliance on Certain Exemptions

The Corporation is relying on the exemption provided in section 6.1 of MI 52-110 as the Corporation is a “venture issuer” and is exempt from the requirements of Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of MI 52-110.

Audit Committee Oversight

At no time since the commencement of the Corporation’s most recently completed financial period was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Pre-Approval Policies and Procedures

The Audit Committee has adopted a policy and procedures regarding the engagement of the Company’s auditors, which are summarized below.

The auditors must submit for approval to the Audit Committee an engagement letter outlining the scope of the audit services, including all statutory engagements as required under securities and corporate laws, proposed to be performed during the financial year.  This letter of engagement must include a fee proposal for all audit services proposed to be rendered during the financial year.  This letter of engagement must also outline the scope of the services proposed to be performed in connection with the interim review of the quarterly consolidated financial statements for the first and second quarters of the following financial year, prior to the appointment of the auditors by the shareholders at the Company’s next annual meeting.  In addition, the engagement letter may include a specific list of permissible audit-related and non-audit services that are generally expected and necessary in the normal course of the Company’s business, and that management recommends the Audit Committee engage the auditors to provide such services.

At the request of management, the Audit Committee may approve additional audit services and permissible audit-related and non-audit services.  In such circumstances, the auditors must issue separate engagement letters for each additional service.  Such engagement letters must confirm to the Audit Committee, and management must also confirm, that the proposed services are permissible under all applicable securities legislation or regulations.

To ensure the prompt handling of day-to-day tax-related matters, management may request the Audit Committee to pre-approve a maximum periodic amount of tax-related services that may be rendered by the auditors on a pre-identified list of specific tax-related matters for the next quarter.

To ensure prompt handling of unexpected matters, the Audit Committee delegates to its Chair the authority to approve additional audit services and permissible audit-related and non-audit services.  Based on the materiality of the proposed services, the Chair may decide that a special meeting of the Audit Committee is necessary in order to appropriately assess the proposal.  The Chair reports any action taken to the Audit Committee at its next regular meeting.

The Audit Committee is informed quarterly as to the status and estimated fees regarding services actually provided by the auditors pursuant to these pre-approval procedures.

The auditors and management must ensure that all audit, audit-related and non-audit services provided to the Company have been approved by the Audit Committee.  The Chair of the Audit Committee is responsible for tracking all auditors’ fees against the estimates for such services and reporting to the Audit Committee every quarter.

External Auditor Service Fees

The following table sets forth the aggregate fees billed to the Corporation by MSCM LLP for services rendered in the years ended January 31, 2011 and January 31, 2010.

Service	Fiscal Year Ended January 31, 2011 (Cdn.$)	Fiscal Year Ended January 31, 2010 (Cdn.$)
Audit fees(1)	50,000	60,000
Audit-related fees(2)	Nil	Nil
Tax fees(3)	Nil	Nil
All other fees(4)	960	1,200
TOTAL	50,960	61,200

Notes:

(1)                                  “Audit fees” include fees for professional services for the audit of the Corporation’s financial statements and review of quarterly financial statements, services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements or any other services performed by the auditors to comply with generally accepted auditing standards.

(2)                                  “Audit related fees” are fees for assurance and related services that are typically performed by the independent public accountant.

(3)                                  “Tax fees” are fees for tax compliance, tax advice and tax planning.

(4)                                  “Other fees” include expenses reimbursed for services rendered to the Corporation and its subsidiaries, other than the services described above.

Assessments

The Board does not formally review the contribution and effectiveness of the Board, its committees or its members. The Board believes that its size facilitates an informal process of discussion and evaluation.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No individual who is or, at any time during the year ended January 31, 2011, was a director or executive officer of the Corporation, and no person who is a proposed nominee for election as a director of the Corporation, and no associate of any such director, executive officer or proposed nominee is, or at any time since the beginning of the last completed financial year, was indebted to the Corporation or any of its subsidiaries, other than as set forth below under the heading “Interests of Informed Persons in Material Transactions”.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth herein, management is not aware of any material interest, direct or indirect, of any “informed person” of the Corporation (as such term is defined under applicable securities laws), any proposed director, or any associate or affiliate of any informed person or proposed director, in any transaction since February 1, 2010 or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

On November 21, 2008, the Corporation entered into an option and joint venture agreement (the “Option Agreement”) to jointly pursue the exploration and development of coal projects in Eastern Kentucky with Sharpe Resources Corporation (“Sharpe”), a corporation of which Roland Larsen is also chief executive officer and a director.  The Corporation agreed to an option to acquire a 50% interest in the coal properties by advancing to the project $2,000,000 prior to December 9, 2009.  Under the Option Agreement, a 100% interest in the coal mineral rights on approximately 1,000 acres in Wolfe County, Kentucky was acquired.  The property has a royalty of 6% on produced coal project.  The Corporation paid for a reclamation bond of $178,700, as part of the acquisition costs on the purchase of this property.

Additionally, on September 9, 2008, the Corporation entered into an agreement with Sharpe for the repayment of certain advances totalling the principal amount of $124,521 that had been loaned since January 1, 2005, pursuant to which Sharpe executed a promissory note (the “Note”) payable over a three year period with interest of 4% per annum payable monthly in arrears on the first business day of each month commencing on October 9, 2008 until repaid in full.

On September 11, 2009, the Corporation obtained an extension of the Option Agreement with Sharpe.  The extension allowed the Corporation to incur expenditures of $2,000,000 under the Option Agreement up to December 9, 2011.  As consideration for an extension of the option under the Option Agreement, the Note was cancelled on September 9, 2009 and Sharpe executed a new promissory note in the amount of $133,134 with an interest rate of 0% providing for the repayment of the note over a three year period commencing September 9, 2011.  This note was written off during the quarter ended January 31, 2011. On December 7, 2011, the Corporation exercised its option under the Option Agreement.

SHAREHOLDER PROPOSALS

The Corporation will consider proposals from shareholders to include as items in next year’s management information circular for the 2012 annual shareholders meeting which is expected to be held in the first half of fiscal 2012.  Please send your proposal to the Corporation by February 1, 2012.

ADDITIONAL INFORMATION

Additional information relating to the Corporation may be obtained from the Corporation’s website at http://www.royalstandardminerals.com or by accessing the Corporation’s profile on SEDAR at www.sedar.com. Shareholders may contact the Corporation Secretary by telephone at 416-848-0105 or by email at george@dsacorp.ca to request copies of the Corporation’s financial statements and management’s discussion and analysis, free of charge.

Financial information is provided in the Corporation’s comparative financial statements and management’s discussion and analysis for its most recently completed financial year.

APPROVAL

The contents and the sending of this Circular have been approved by the Board.

DATED at Toronto, Ontario, December 13, 2011.

By Order of the Board of
ROYAL STANDARD MINERALS INC.

“Philip Gross”
Interim President and Chief Executive Officer

SCHEDULE A

CHANGE OF AUDITORS REPORTING PACKAGE

ROYAL STANDARD MINERALS INC.

NOTICE OF CHANGE OF AUDITORS

TO:	McCarney Greenwood LLP, Chartered Accountants

AND TO:	MSCM LLP, Chartered Accountants

TAKE NOTICE THAT:

(a)                                  McCarney Greenwood LLP, Chartered Accountants, the former auditors of ROYAL STANDARD MINERALS INC. (the “Corporation”) tendered their resignation effective March 26th, 2009 and the Board of Directors of the Corporation on March 26th, 2009 has appointed MSCM LLP, Chartered Accountants, as successor auditors in their place, effective March 26th, 2009;

(b)                                 the former auditors of the Corporation were requested to resign at the request of the Corporation;

(c)                                  the resignation of McCarney Greenwood LLP and the appointment of MSCM LLP in their place has been approved by the Board of Directors of the Corporation;

(d)                                 there have been no reservations contained in the former auditor’s report on the financial statements of the Corporation for the two most recently completed financial years and ending on March 26th, 2009; and

(e)                                  there are no reportable events (as defined in 7(e) of National Instrument 51-102).

DATED at Toronto, Ontario this 27th day of March, 2009.

BY ORDER OF THE BOARD OF DIRECTORS

“George Duguay”

George Duguay
Secretary

March 27, 2009

Alberta Securities Commission

British Columbia Securities Commission

Quebec Securities Commission

Dear Sirs:

RE: Royal Standard Minerals Inc. (the “Corporation”)

We acknowledge receipt of a Notice of Change of Auditor (the “Notice”) dated March 27, 2009 delivered to us by the Corporation in respect of the change of auditor of the Corporation, to be effective as of March 26, 2009.

Pursuant to National Instrument 51-102 of the Canadian Securities Administrators, please accept this letter as confirmation by McCarney Greenwood LLP, that we have reviewed the Notice and, based on our knowledge as at the time of receipt of the Notice, we agree with each of the statements therein.

We trust the foregoing is satisfactory.

Yours very truly

“McCarney Greenwood LLP”

McCarney Greenwood LLP

Chartered Accountants

Licensed Public Accountants

c.c. Royal Standard Minerals Inc.

McCarney Greenwood LLP
Chartered Accountants
10 Bay Street, Suite 600
Toronto, ON M5J 2R8
T 416 362 0515 F 416 362 0539

Chartered Accountants Business Advisors 701 Evans Avenue 8th Floor Toronto, Ontario Canada M9C 1A3 telephone: facsimile: email: website: (416) 626-6000 (416) 626-8650 info@mscm.ca www.mscm.ca March 27, 2009 British Columbia Securities Commission Alberta Securities Commission Autorité de marches financières Quebec Dear Sirs: Re: Royal Standard Minerals Inc. We acknowledge that we have received a copy of the Notice of Change of Auditors dated March 27, 2009 (the "Notice"), describing the circumstances in which McCarney Greenwood LLP, Chartered Accountants, ceased to act as the Corporation’s auditor and MSCM LLP was appointed as the auditor of the Corporation. Based on our knowledge at this date, we agree with the information contained in the Notice. Yours very truly, MSCM LLP MSCM LLP Chartered Accountants Licensed Public Accountants cc. Royal Standard Minerals Inc.

SCHEDULE B

ROYAL STANDARD MINERALS INC.

2011 AMENDED AND RESTATED STOCK OPTION PLAN

1.             Purpose of Plan

The purpose of this plan (the “Plan”) is to develop the interest of bona fide Officers, Directors, Employees, Management Company Employees, and Consultants of Royal Standard Minerals Inc. and its subsidiaries (collectively, the “Corporation”) in the growth and development of the Corporation by providing them with the opportunity through stock options to acquire an increased proprietary interest in the Corporation.

2.             Administration

The Plan shall be administered by the Board of Directors of the Corporation, or if appointed, by a special committee of Directors appointed from time to time by the Board of Directors of the Corporation (such committee, or if no such committee is appointed, the Board of Directors of the Corporation, is hereinafter referred to as the “Committee”) pursuant to rules of procedure fixed by the Board of Directors.

3.             Granting of Options

The Committee may from time to time designate bona fide Directors, Officers, Employees, Management Company Employees and Consultants of the Corporation (or in each case their personal holding companies) (collectively, the “Optionees”), to whom options (“Options”) to purchase common shares (“Common Shares”) of the Corporation may be granted, and the number of Common Shares to be optioned to each, provided that:

(a)                                  the total number of Common Shares issuable pursuant to the Plan shall not exceed 16,770,765 Common Shares, subject to adjustment as set forth in section 10 hereof, and further subject to the applicable rules and regulations of all regulatory authorities to which the Corporation is subject, including the TSX Venture Exchange (the “TSX Venture”);

(b)                                 the number of Common Shares reserved for issuance, within a one-year period, to any one Optionee shall not exceed 5% of the Outstanding Common Shares;

(c)                                  the number of Common Shares reserved for issuance, within a one-year period, to any one Consultant of the Corporation may not exceed 2% of the Outstanding Common Shares;

(d)                                 the aggregate number of Common Shares reserved for issuance, within a one-year period, to Employees or Consultants conducting Investor Relations Activities may not exceed 2% of the Outstanding Common Shares; and

(e)                                  In the case of Options granted to Employees, Consultants, or Management Company Employees, the Corporation represents that the Optionee is a bona fide Employee, Consultant or Management Company Employee, as the case may be.

4.             Vesting

The Committee may, in its sole discretion, determine the time during which Options shall vest and the method of vesting.

5.             Exercise Price

The exercise price (the “Exercise Price”) of any Option shall be fixed by the Committee when such Option is granted, provided that such price shall not be less than the Discounted Market Price of the Common Shares, or such other price as may be determined under the applicable rules and regulations of all regulatory authorities to which the Corporation is subject, including the TSX Venture. In the event that the Corporation proposes to reduce the Exercise Price of Options granted to an Optionee who is an Insider of the Corporation at the time of the proposed amendment, such amendment shall not be effective until disinterested shareholder approval has been obtained in respect of such Exercise Price reduction.

6.             Option Terms

The period during which an Option is exercisable shall, subject to the provisions of the Plan requiring acceleration of rights of exercise, be such period as may be determined by the Committee at the time of grant, but subject to the rules of any stock exchange or other regulatory body having jurisdiction (presently restricted to five years). Each Option shall, among other things, contain provisions to the effect that the Option shall be personal to the Optionee and shall not be assignable or transferable. In addition, each Option shall provide that:

(a)                                  upon the death of the Optionee, the Option shall terminate on the date determined by the Committee, which date shall not be later than the earlier of the expiry date of the Option and one year from the date of death (the “Termination Date”);

(b)                                 if the Optionee shall no longer be a Director or Officer of, be in the employ of, or be providing ongoing management or consulting services to the Corporation, the Option shall terminate on the earlier of the expiry date of the Option and the expiry of the period (the “Termination Date”), not in excess of 90 days prescribed by the Committee at the time of grant, following the date that the Optionee ceases to be a Director, Officer or Employee of the Corporation, or ceases to provide ongoing management or consulting services to the Corporation, as the case may be; and

(c)                                  if the Option is granted to an Optionee who is engaged in Investor Relations Activities on behalf of the Corporation, the Option shall terminate on the earlier of the expiry date of the Option and the expiry of the period (the “Termination Date”), not in excess of 30 days prescribed by the Committee at the time of grant, following the date that the Optionee ceases to provide ongoing Investor Relations Activities;

provided that the number of Common Shares that the Optionee (or his heirs or successors) shall be entitled to purchase until the Termination Date shall be the number of Common Shares which the Optionee was entitled to purchase on the date of death or the date the Optionee ceased to be an Officer, Director or Employee of, or ceased providing ongoing management or consulting services to, the Corporation, as the case may be.

7.             Exercise of Option

Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the Corporation at its head office, or such other place as may be specified by the Corporation, of a written notice of exercise specifying the number of Common Shares with respect to which the Option is being exercised and accompanied by payment in full of the purchase price of the Common Shares then being purchased.

If the Corporation is required under the Income Tax Act (Canada) or any other applicable law to remit to any governmental authority an amount on account of tax on the value of any taxable benefit associated with the exercise or disposition of Options by an Optionee, then the Optionee shall, concurrently with the exercise or disposition:

(a)                                  pay to the Corporation, in addition to the exercise price for the Options, if applicable, sufficient cash as is determined by the Corporation to be the amount necessary to fund the required tax remittance;

(b)                                 authorize the Corporation, on behalf of the Optionee, to sell in the market on such terms and at such time or times as the Corporation determines such portion of the Shares being issued upon exercise of the Options as is required to realize cash proceeds in the amount necessary to fund the required tax remittance; or

(c)                                  make other arrangements acceptable to the Corporation to fund the required tax remittance.

8.             Mergers, Amalgamation and Sale

If the Corporation shall become merged (whether by plan of arrangement or otherwise) or amalgamated within or with another corporation or shall sell the whole or substantially the whole of its assets and undertakings for shares or securities of another corporation, the Corporation shall, subject to this Section 8, make provision that, upon exercise of an Option during its un-expired period after the effective date of such merger, amalgamation or sale, the Optionee shall receive such number of shares of the continuing successor corporation in such merger or amalgamation or the securities or shares of the purchasing corporation as the Optionee would have received as a result of such merger, amalgamation or sale if the Optionee had purchased the shares of the Corporation immediately prior thereto for the same consideration paid on the exercise of the Option and had held such shares on the effective date of such merger, amalgamation or sale and, upon such provision being made, the obligation of the Corporation to the Optionee in respect of the Common Shares subject to the Option shall terminate and be at an end and the Optionee shall cease to have any further rights in respect thereof.

9.             Termination of Option in the Event of Take-Over Bid

In the event a take-over bid (as defined in the Securities Act (British Columbia), which is not exempt from the take-over bid requirements of Part 13 of the Securities Act (British Columbia) (or its replacement or successor provisions) shall be made for the Common Shares of the Corporation, the Corporation may in the agreement providing for the grant of Options herein provide that the Corporation may require the disposition by the Optionee and the termination of any obligations of the Corporation to the Optionee in respect of any Options granted by paying to the Optionee in cash the difference between the exercise price of unexercised Options and the fair market value of the securities to which the Optionee would have been entitled upon exercise of the unexercised Options on such date, which determination of fair market value shall be conclusively made by the Committee, subject to approval by the stock exchanges upon which the Common Shares are then listed, if required by such exchanges. Upon payment as aforesaid, the Options shall terminate and be at an end and the Optionee shall cease to have any further rights in respect thereof.

10.          Alterations in Shares

Appropriate adjustments in the number of Common Shares optioned and in the Exercise Price, as regards Options granted or to be granted, may be made by the Committee in its discretion to give effect to adjustments in the number of Common Shares of the Corporation resulting subsequent to the approval of the Plan by the Committee from subdivisions, consolidations or reclassifications of the Common Shares of the Corporation, the payment of stock dividends by the Corporation, or other relevant changes in the capital of the Corporation.

11.          Option Agreements

A written agreement will be entered into between the Corporation and each Optionee to whom an Option is granted hereunder, which agreement will set out the number of Common Shares subject to Option, the Exercise Price, provisions as to vesting and expiry, and any other terms approved by the Committee, all in accordance with the provisions of this Plan. The agreement will be in such form as the Committee may from time to time approve, or authorize the officers of the Corporation to enter into, and may contain such terms as may be considered necessary in order that the Option will comply with this Plan, any provisions respecting Options in the income tax or other laws in force in any country or jurisdiction of which the person to whom the Option is granted may from time to time be a resident or citizen, and the rules of any regulatory body having jurisdiction over the Corporation.

12.          Regulatory Authorities Approvals

The Plan shall be subject to the approval, if required, of any stock exchange on which the Common Shares are listed for trading. Any Options granted prior to such approval shall be conditional upon such approval being given, and no such Options may be exercised unless such approval, if required, is given.

13.          Amendment or Discontinuance of the Plan

The Committee may amend or discontinue the Plan at any time, provided that no such amendment may, without the consent of the Optionee, alter or impair any Option previously granted to an Optionee under the Plan, and provided further that any amendment to the Plan will require the prior consent of the TSX Venture Exchange, or such other or additional stock exchange on which the Common Shares are listed for trading.

14.          Common Shares Duly Issued

Common Shares issued upon the exercise of an Option granted hereunder will be validly issued and allotted as fully paid and non-assessable upon receipt by the Corporation of the Exercise Price therefor in accordance with the terms of the Option, and the issuance of Common Shares thereunder will not require a resolution or approval of the Board of Directors of the Corporation.

15.          Prior Plans

This Plan entirely replaces and supersedes prior share option plans enacted by the Board of Directors of the Corporation, or its predecessor corporations.

16.          Definitions

(a)                                  In this Plan, capitalized terms used herein that are not otherwise defined herein shall have the meaning ascribed thereto in the Corporate Finance Manual of the TSX Venture Exchange, and in particular, in policies 1.1 and 4.4 of the Corporate Finance Manual.

(b)                                 “Outstanding Common Shares” at the time of any share issuance or grant of Options means the number of Common Shares that are outstanding immediately prior to the share issuance or grant of Options in question on a non-diluted basis, or such other number as may be determined under the applicable rules and regulations of all regulatory authorities to which the Corporation is subject, including the TSX Venture Exchange.

17.          Effective Date

This Plan, as originally affirmed by the shareholders of the Corporation on June 27, 2003, was amended and approved by the directors of the Corporation effective December 12, 2011.

SCHEDULE C

BY-LAW NO. 2

Being a By-law Relating Generally to the Conduct of the Business and Affairs of

ROYAL STANDARD MINERALS INC.

By-Law No. 1 is  repealed and replaced as follows:

ARTICLE 1
INTERPRETATION

1.1          Definitions:   In the bylaws of the Corporation, unless the context otherwise requires:

“Act” means the Canada Business Corporations Act, as from time to time amended, re-enacted or replaced;

“Board” means the board of directors of the Corporation;

“by-laws” means this by-law and all other by-laws of the Corporation from time to time in force and effect;

“Corporation” means Royal Standard Minerals Inc.; and

“meeting of shareholders” includes an annual meeting of shareholders and/or a special meeting of shareholders, and includes a meeting of shareholders of any class or series of any class of  securities of the Corporation.

Save as aforesaid and/or unless the context otherwise requires, words and expressions defined or otherwise used in or for purposes of the Act have the same meanings when used herein.

In this by-law and all other by-laws of the Corporation words importing the singular number only shall include the plural and vice versa; words importing the masculine gender shall include the feminine and neuter genders; words importing persons shall include an individual, partnership, association, body corporate, a limited liability company, an unlimited liability company, trust, executor, administrator or legal representative or other entity and any number or aggregate of persons.

ARTICLE 2
DIRECTORS

2.1          Calling of Meetings:    Meetings of the Board shall be held from time to time at such time and at such place, within or outside Canada, as the Board, the chair of the Board, the chief executive officer, the president or any two directors may determine.

2.2          Notice of Meeting:   Notice of the time and place of each meeting of the Board shall be given to each director not less than 48 hours before the time when the meeting is to be held and may be delivered personally or may be given by mail, facsimile and/or any electronic means of communication.   Notwithstanding the foregoing, each newly elected Board may without notice hold its first meeting immediately following the meeting of shareholders at which such Board is elected.  Notwithstanding the foregoing, notice of the meeting shall not be necessary if all of the directors are present, and none objects to the holding of the meeting, or if those absent have waived in any manner notice, or have otherwise signified their consent to the holding, of such meeting.  Notice of an adjourned meeting is not required if the time and place of the adjourned meeting is announced at the original meeting.

2.3          Chair:   The chair of any meeting of the Board shall be the first mentioned of such of the following officers as have been appointed and who is a director and is present at the meeting:  chair of the Board, chief executive officer or president.  If no such officer is present or the Board determines that it is more appropriate to select an alternate chair, the directors present shall choose one of their numbers to be chair or such other officer, as the case may be.

2.4          Quorum:   Subject to the provisions of the Act, the directors may establish the quorum of directors for the transaction of business by the Board.  Until established as aforesaid, a majority of the number of directors in office shall constitute such quorum.

2.5          Votes to Govern:   At all meetings of the Board, every question shall be decided by a majority of the votes cast on the question.  In case of an equality of votes, the chair of the meeting shall not be entitled to a second or casting vote.

ARTICLE 3
OFFICERS

3.1          Appointment and Duties of Officers:   The Board shall annually, or as often as may be required, designate such offices of the Corporation, including the chair of the Board, chief executive officer, chief financial officer (or treasurer), president and corporate secretary, as necessary, and appoint such other officers as they may consider advisable.  None of such officers, other than the chair of the Board, if any, need be a director of the Corporation.  The officers shall perform such duties as may be specified, from time to time, or pursuant to a delegation of authority from the directors.  All officers shall be subject to removal by the directors at any time.

ARTICLE 4
INDEMNIFICATION

4.1          Indemnification of Directors and Officers:    Subject to the provisions hereof and the Act, the Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation or another individual who acts or acted at the Corporation’s request as a director or officer, or an individual acting in a similar capacity, of another entity against all costs, charges, and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative or investigative or other proceeding in which the individual is involved because of that association with the Corporation or such other entity, to the full extent permitted by law, provided:

(a)                                  the individual acted honestly and in good faith with a view to the best interests of the Corporation or, as the case may be, to the best interest of the other entity for which the individual acted as director or officer or in a similar capacity at the Corporation’s request; and

(b)                                 in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds to believe that the individual’s conduct was lawful

4.2          Advance of Costs:   The Corporation shall advance moneys to an individual referred to in the above Section 4.1 for the reasonable costs, charges and expenses incurred by such individual in connection with a proceeding referred to in the above section. Such individual shall repay the moneys advanced by the Corporation if such individual does not fulfil the conditions set out in clauses 4.1(a) and (b) above.

4.3          Indemnification Agreements and Insurance:   The Corporation is authorized to execute agreements evidencing its indemnity in favour of the foregoing persons to the full extent permitted by law and may purchase and maintain insurance against the risk of its liability to indemnify pursuant to this provision.

4.4          Right of Indemnity Not Exclusive:   The provisions for indemnification contained in the by-laws of the Corporation shall not be deemed exclusive of any other rights to which any person seeking indemnification may be entitled under any agreement, vote of shareholders or directors or otherwise, both as to action in his official capacity and as to action in another capacity, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs and legal representatives of such a person.

4.5          No Liability of Directors or Officers for Certain Matters:   To the extent permitted by law, no director or officer for the time being of the Corporation shall be liable for:  (i) the acts, receipts, neglects or defaults of any other director or officer or employee; (ii) joining in any receipt or other act for conformity; (iii) any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation; (iv) the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to the Corporation shall be placed out or invested; (v) any loss or damage arising from the bankruptcy, insolvency or tortious act of any person with whom or which any moneys, securities or other assets belonging to the Corporation shall be lodged or deposited; (vi) any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any moneys, securities or other assets belonging to the Corporation or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of his respective office or trust or in relation thereto; unless the same shall happen by or through his failure to act honestly and in good faith with a view to the best interests of the Corporation and in connection therewith to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.  If any director or officer of the Corporation shall be employed by or shall perform services for the Corporation otherwise than as a director or officer or shall be a member of a firm or a shareholder, director or officer of a body corporate which is employed by or performs services for the Corporation, the fact of his being a director or officer of the Corporation shall not disentitle such director or officer or such firm or body corporate, as the case may be, from receiving proper remuneration for such services.

ARTICLE 5
MEETINGS OF SHAREHOLDERS

5.1          Meetings of shareholders:   Meetings of shareholders shall be held at such time and, subject to the Act, at such place, within or outside Canada, as the Board, the chair of the Board, the chief executive officer or the president may from time to time determine.

5.2          Chair, Secretary and Scrutineers:   The chair of any meeting of shareholders shall be the first mentioned of such of the following officers as have been appointed and who is present at the meeting: chair of the Board, chief executive officer, chief financial officer, president or a vice-president.  If no such officer is present within 15 minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to be chair.  If the corporate secretary of the Corporation is absent, the chair shall appoint some person, who need not be a shareholder, to act as secretary of the meeting.  If desired, one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the chair with the consent of the meeting.

5.4          Persons Entitled to be Present:   The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and auditor of the Corporation and others who, although not entitled to vote, are entitled or required under any provisions of the Act, other applicable law or the articles to be present at the meeting.  Any other person maybe admitted only on the invitation of the chair of the meeting or with the consent of the meeting.

5.5          Meetings by Electronic or Other Means:   If the directors of the Corporation call a meeting of shareholders, the directors may determine that the meeting shall be held in whole or in part by means of a telephonic, electronic or other communication facility including, without limitation, teleconferencing, video conferencing, computer link, web casting or other similar means that permit all participants to communicate adequately with each other during the meeting.  The Corporation is under no obligation to provide telephonic, electronic or other communication facility for any shareholder to participate in a meeting and the Board may provide such telephonic, electronic or other communication facility in its sole and absolute discretion.

5.6          Quorum:  Subject to the provisions of the Act, a quorum for the transaction of business at any meeting of shareholders shall be two persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxyholder for an absent shareholder so entitled, and together holding or representing by proxy not less than 5% of the outstanding shares of the Corporation entitled to vote at the meeting.

5.7          Votes to Govern:   At any meeting of shareholders every question shall, unless otherwise required by the Act or the articles, be determined by a majority of the votes cast on the question, in case of an equality of votes either upon a show of hands or upon a poll, the chair of the meeting shall not be entitled to a second or casting vote.

5.8          Electronic Voting:   If the Corporation chooses to make available a telephonic, electronic or other communication facility, in accordance with the Act, that permits shareholders to vote by means of such facility then, notwithstanding any other provision of this by-law, any vote may be held, in accordance with the Act, entirely by means of such facility.

ARTICLE 6
PAYMENTS

6.1          Payments of Dividends and Other Distributions:   Any dividend or other distribution payable in cash to shareholders will be paid by cheque or by electronic means or by such other method as the directors may determine.  The payment will be made to or to the order of each registered holder of shares in respect of which the payment is to be made.  Cheques will be sent to the registered holder’s recorded address, unless the holder otherwise directs.  In the case of joint holders, the payment will be made to the order of all such joint holders and, if applicable, sent to them at their recorded address, unless such joint holders otherwise direct.  The sending of the cheque or the sending of the payment by electronic means or the sending of the payment by a method determined by the directors in an amount equal to the dividend or other distribution to be paid less any tax that the Corporation is required to withhold will satisfy and discharge the liability for the payment, unless payment is not made upon presentation, if applicable.

6.2          Non-Receipt of Payment:   In the event of non-receipt of any payment made as contemplated by Section 6.1 by the person to whom it is sent, the Corporation may issue re-payment to such person for a like amount.  The directors may determine, whether generally or in any particular case, the terms on which any re-payment may be made, inducing terms as to indemnity, reimbursement of expenses, and evidence of non-receipt and of title.

6.3          Unclaimed Dividends:   To the extent permitted by law, any dividend or other distribution that remains unclaimed after a period of six years from the date on which the dividend has been declared to be payable is forfeited and will revert to the Corporation.

ARTICLE 7
EXECUTION OF DOCUMENTS AND FINANCIAL YEAR

7.1          Execution of Documents:   Unless modified or restricted by a resolution or resolutions of the Board, contracts, documents or other instruments in writing requiring execution by the Corporation may be signed manually, by facsimile or electronic signature, and must be signed by any two of the following:  a director, chair of the Board, chief executive officer, chief financial officer, president, vice-president or corporate secretary.  All documents so signed shall be binding upon the Corporation without any further authorization or formality.  For greater certainty, notwithstanding this provision, the Board is authorized from time to time, by resolution, to appoint any officer or officers, director or directors, or any other person or persons on behalf of the Corporation either to sign contracts, documents or instruments in writing generally or to sign specific contracts, documents or instruments in writing, and any such contracts, documents or instruments contemplated by such resolution shall be executed only as contemplated by that resolution.

Subject to the Act, wherever a document is required to be created in writing, that requirement is satisfied by the creation of an electronic document with electronic signatures.

7.2          Banking Arrangement:   Unless modified or restricted by a resolution or resolutions of the Board, the banking business of the Corporation including, without limitation, the borrowing of money and the giving of security therefor, shall be transacted with such banks, trust companies or other bodies corporate or organizations and under such agreements, instructions and delegations of powers as the Board may from time to time prescribe, and any one or more officers or directors as the Board may designate shall have the authority to appoint bankers, authorize facsimile signatures on cheques, authorize signing officers to sign, endorse or deposit cheques, bills of exchange and similar documents, and attend to any other matters related to the Corporation’s dealings with its bankers.

7.3          Financial Year:   The financial year of the Corporation ends on such date of each year as the directors determine from time to time and, unless otherwise determined, shall be January 31.

ARTICLE 8
NOTICES

8.1          Giving of Notice:   Any notice or other document, including electronic documents, to be given or sent by the Corporation to a shareholder, director or officer or to the auditor of the Corporation or any other person may be given or sent by prepaid mail, by facsimile, or by any electronic or other communication facility (provided that the recipient thereof has consented, pursuant to the Act, to receive such notice or document in such form), or may be delivered personally to, the person to whom it is to be given or sent at the persons latest address as shown in the records of the Corporation or in any notice filed in accordance with the provisions of the Act.  The Board may establish, by resolution, procedures to give, deliver or send a notice or other document to the shareholders, directors, the auditor or other persons by any means permitted under the laws governing the Corporation or pursuant to the articles or by-laws of the Corporation.  Any notice with respect to any shares registered in more than one name may, if more than one address appears on the records of the Corporation in respect of such joint holding, be given the joint shareholders at any such address.

8.2          Omissions and Errors:   The accidental omission to give any notice to any shareholder, directors, officer, auditor or other persons, or the non-receipt of any notice by any such persons or any error in any notice not affecting its substance will not invalidate any action taken at any meeting to which the notice related or otherwise founded on the notice.

ARTICLE 9
MISCELLANEOUS

9.1          Invalidity of Any Provisions of This By-Law:   The invalidity or unenforceability of any provision of this by-law shall not affect the validity or enforceability of the remaining provisions of this by-law.

ARTICLE 10
EFFECTIVE DATE AND REPEAL

10.1        Effective Date:   This by-law shall come into force when made by the Board in accordance with the Act, but is subject to confirmation or rejection at the next meeting of shareholders.

10.2        Repeal:   All previous by-laws of the Corporation are repealed as of the coming into force of this by-law.  Such repeal shall not affect the previous operation of any by-law so repealed or affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under or the validity of any contract or agreement made pursuant to any such by-law prior to its repeal.  All directors, officers and persons acting under any by-law so repealed shall continue to act as if appointed under the provisions of this by-law and all resolutions of the shareholders or the Board with continuing effect passed under any repealed by-law shall continue to be valid until amended or repealed.

SCHEDULE D

AUDIT COMMITTEE CHARTER

The charter of the Company’s Audit Committee is as follows:

1.                                       Establishment of Audit Committee: The Board of Directors of the Company hereby establishes a committee to be called the Audit Committee. The Audit Committee is appointed by the Board of Directors to assist the Board in fulfilling its oversight responsibilities. The Audit Committee’s primary duties and responsibilities are to:

(a)                                  Identify and monitor the management of the principal risks that could impact the financial reporting of the Company;

(b)                                 Monitor the integrity of the Company’s financial reporting process and system of internal controls regarding financial reporting and accounting compliance;

(c)                                  Monitor the independence and performance of the Company’s external auditors;  and

(d)                                 Provide an avenue of communication among the external auditors, management and the Board of Directors.

The Audit Committee had the authority to conduct any investigation appropriate to fulfilling its responsibilities, and it has direct access to the external auditors as well as anyone in the organization. The Audit Committee has the ability to retain, at the Company’s expense, special legal, accounting, or other consultants or experts it deems necessary in the performance of its duties.

2.                                       Membership: The Audit Committee will be comprised of three or more directors as determined by the Board and the make-up of which shall satisfy applicable independence requirements of applicable securities regulatory authorities. Members shall be appointed annually from among the members of the Board of Directors. The Chair of the Audit Committee shall be appointed by the board of directors. All members of the Audit Committee shall be financially literate. An Audit Committee member who is not financially literate may be appointed to the Audit Committee provided that the member becomes financially literate within a reasonable period of time.

3.                                       The role of the Audit Committee is to provide oversight, and, in such a role, it has the powers set forth in this Charter. While being financially literate, the members of the Committee are generally not accountants or auditors by profession or experts in the fields of accounting or auditing and, in any event, do not serve in such capacity. Consequently, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company’s financial statements are complete and accurate or are prepared in accordance with generally accepted accounting principles. Nor is it the duty of the Audit Committee to conduct investigations and to assure compliance with any laws and regulations and the Company’s business conduct guidelines. These matters are the responsibility of management and, in certain cases, the external auditor.

4.                                       Mandate: The Audit Committee shall, in addition to any other duties and responsibilities specifically assigned or delegated to it from time to time by the Board of Directors:

(a)                                  Meet with the independent external auditors (the “auditors”) and the senior management of the Company to review the year-end audited financial statements of the Company which require approval by the board of directors, prior to the issuance of any press release in respect thereof;

(b)                                 Review with senior management and, if necessary, the auditors, the interim financial statements of the Company prior to the issuance of any press release in respect thereof;

(c)                                  Review the MD&A and press releases containing financial results of the Company;

(d)                                 Review all prospectuses, material change reports and annual information forms;

(e)                                  Review the audit plans and the independence of the auditors;

(f)                                    Meet with the auditors independently of management;

(g)                                 In consultation with senior management, review annually and recommend for approval by the Board of Directors:

a.                                       the appointment of auditors at the annual general meeting of shareholders of the Company;

b.                                      the remuneration of the auditors; and

c.                                       pre-approve all non-audit services to be provided to the Company by the external auditor;

(h)                                 Review with the auditors:

a.                                       the scope of the audit;

b.                                      the significant changes in the Company’s accounting principles, practices or policies; and

c.                                       new developments in accounting principles, reporting matters or industry practices which may materially affect the financial statements of the Company;

(i)                                     Review with the auditors and senior management the results of the annual audit, and make appropriate recommendations to the board of directors, having regard to, among other things:

a.                                       the financial statements;

b.                                      management’s discussion and analysis and related financial disclosure contained in continuous disclosure documents;

c.                                       significant changes, if any, to the initial audit plan;

d.                                      accounting and reporting decisions relating to significant current year events and transactions;

e.                                       the audit findings report and management letter, if any, outlining the auditors’ findings and recommendations, together with management’s response, with respect to internal controls and accounting procedures; and

f.                                         any other matters relating to the conduct of the audit, including the review and opportunity to provide comments in respect of any press releases announcing year end financial results prior to issue and such other matters which should be communicated to the Audit Committee under generally accepted auditing standards;

(j)                                     Review with the auditors the adequacy of management’s internal control procedures and management information systems and inquiring of management and the auditors about significant risks and exposures to the Company that may have a material adverse impact on the Company’s financial statements, and inquiring of the auditors as to the efforts of management to mitigate such risks and exposures;

(k)                                  Monitor policies and procedures for reviewing directors’ and officers’ expenses and perquisites, and inquire about the results of such reviews;

(l)                                     Review and approve written risk management policies and guidelines including the effectiveness of the overall process for identifying the principal risks affecting financial reporting;

(m)                               Review issues relating to legal, ethical and regulatory responsibilities to monitor management’s efforts to seek to ensure compliance including any legal matters that could have a significant impact on the Company’s financial statements, the Company’s compliance with applicable laws and regulations and inquiries received from regulators of governmental agencies; and

(n)                                 Establish procedures for:

a.                                       the receipt, retention and treatment of complaints received by the issuer regarding accounting, internal accounting controls, or auditing matters; and

b.                                      the confidential, anonymous submission by employees of the issuer of concerns regarding questionable accounting or auditing matters.

5.                                       Administrative Matters: The following general provisions shall have application to the Audit Committee:

(a)                                  A quorum of the Audit Committee shall be the attendance of two members thereof present in person or by telephone. No business may be transacted by the Audit Committee except at a meeting of its members at which a quorum of the Audit Committee is present or by a resolution in writing signed by all the members of the Audit Committee. Meetings of the Audit Committee shall be held at least four times annually and more often as the Chair of the Audit Committee may determine;

(b)                                 Any member of the Audit Committee may be removed or replaced at any time by resolution of the directors of the Company. A member of the Audit Committee shall ipso facto cease to be a member of the Audit Committee upon ceasing to be a director of the Company. The board of directors, upon recommendation of the Corporate Governance Committee, may fill vacancies on the Audit Committee by appointment from among its members. If and whenever a vacancy shall exist on the Audit Committee, the remaining members may exercise all of its powers so long as a quorum remains. Subject to the foregoing, each member of the Audit Committee shall hold such office until the close of the annual general meeting of shareholders of the Company next following the date of appointment as a member of the Audit Committee or until a successor is duly appointed. Any member of the board of directors who has served as a member of the Audit Committee may be re-appointed as a member of the Audit Committee following the expiration of his term;

(c)                                  The Audit Committee may invite such officers, directors and employees of the Company as it may see fit from time to time to attend at meetings of the Audit Committee and to assist thereat in the discussion of matters being considered by the Audit Committee. The independent auditor of the Company is to appear before the Audit Committee when requested to do so by the Audit Committee;

(d)                                 The time at which and the place where the meetings of the Audit Committee shall be held, the calling of meetings and the procedure at such meetings shall be determined by the Audit Committee, having regard to the by-laws of the Company. A meeting of the Audit Committee may be held at any time without notice if all of the members are present or, if any members are absent, those absent have waived notice or otherwise signified their consent in writing to the meeting being held in their absence;

(e)                                  The Chair shall preside at all meetings of the Audit Committee and shall have a second and deciding vote in the event of a tie, provided that, in the event of a tie vote when only two members of the Audit Committee are present at a particular meeting, the matter shall be resolved by a future vote of members of the Audit Committee at which more than two members are present. In the absence of the Chair, the other members of the Audit Committee shall appoint one of their members to act as Chair for the particular meeting;

(f)                                    Notice of meetings of the Audit Committee may be given to the auditor of the Company and shall be given in respect of meetings relating to the annual audited financial statements. The auditor has the right to appear before and to be heard at any meeting of the Audit Committee. Upon the request of the auditor, the Chair of the Audit Committee shall convene a meeting of the Audit Committee to consider any matters which the auditor believes should be brought to the attention of the directors or shareholders of the Company;

(g)                                 The Audit Committee shall report to the directors of the Company on such matters and questions relating to the financial position of the Company or any affiliates of the Company as the directors of the Company may from time to time refer to the Audit Committee;

(h)                                 The members of the Audit Committee shall, for the purpose of performing their duties, have the right of inspecting all the books and records of the Company and its affiliates and of discussing such books and records in any matter relating to the financial position of the Company with the officers, employees and auditor of the Company and its affiliates;

(i)                                     Minutes of the Audit Committee will be recorded and maintained and the Chair of the Audit Committee will report to the board of directors on the activities of the Audit Committee and/or the minutes will promptly be circulated to the directors who are not members of the Audit Committee or otherwise made available at the next meeting of directors;

(j)                                     The Chair of each meeting of the Audit Committee shall appoint a person to act as recording secretary to keep the minutes of the meeting. The recording secretary need not be a member of the Audit Committee;

(k)                                  Unless the Audit Committee has been provided with express instructions from the board of directors, the Audit Committee shall function primarily to make assessments and determinations with respect to the purposes mandated herein and its decisions shall serve as recommendations for consideration by the board of directors;

(l)                                     The Audit Committee is a committee of the Board of Directors and is not and shall not be deemed to be an agent of the Company’s shareholders for any purpose whatsoever. The Board of Directors may, from time to time, permit departures from the terms hereof, either prospectively or retrospectively, and no provision contained herein is intended to give rise to civil liability to shareholders of the Company or other liability whatsoever.

HOW TO CAST YOUR VOTE

PROTECT YOUR INVESTMENT BY VOTING YOUR BLUE PROXY

VOTING INSTRUCTIONS

REGISTERED AND CANADIAN NON-OBJECTING BENEFICIAL SHAREHOLDERS

Registered and Canadian Non-Objecting Beneficial Shareholders can vote by mail, fax, or online.  If your common shares are held in your own name, you are a “registered shareholder” and must submit your BLUE proxy in the postage paid envelope in sufficient time to ensure your votes are received no later than 10:00 a.m. (Toronto time) on Monday, January 9, 2012 by:

Mail:	To the offices of Equity Financial Trust Company, Attention: Proxy Department, Suite 400, 200 University Avenue, Toronto, Ontario M5H 4H1

Fax:	416-595-9593

Internet Vote:	www.voteproxyonline.com

BENEFICIAL SHAREHOLDERS

If your common shares are held in a brokerage account or otherwise through an intermediary, you are a “beneficial shareholder” and a Voting Instruction Form was mailed to you with this package.  Non-registered shareholders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Corporation are referred to as non-objecting beneficial owners. Those non-registered shareholders who have objected to their Intermediary disclosing ownership information about themselves to the Corporation are referred to as objecting beneficial owners.

•                  Canadian Objecting Beneficial Shareholders:

Visit www.proxyvote.com and enter your 12 digit control number or call 1-800-474-7493 or fax your Voting Instruction Form to 905-507-7793 or toll free to 1-866-623-5305 in order to ensure that it is received before the deadline.

•                  U.S. Shareholders:

Visit www.proxyvote.com and enter your 12 digit control number or call 1-800-454-8683.

VOTE YOUR BLUE PROXY BY MAIL, FAX OR VIA THE INTERNET IN ORDER FOR IT TO BE RECEIVED BY THE DEADLINE. PROXIES MUST BE RECEIVED NO LATER THAN MONDAY, JANUARY 9, 2012 AT 10:00 A.M. (TORONTO TIME). PLEASE ENSURE THAT YOU SIGN AND DATE THE BLUE PROXY. FOR QUESTIONS ON VOTING YOUR BLUE PROXY PLEASE CALL:

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M5X 1E2

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